Form 10-K, Exhibit 13
period 1999-01-30
HAROLDS STORES INC
filed 1999-04-26
CIK 818682

19

Exhibit 13.1  Selected Portions of Annual Report to
Shareholders

      The following consists of the portion of the Company's Annual Report to Shareholders for the fiscal year ended January 30, 1999 containing the consolidated financial statements of the Company and notes thereto and independent auditors' report set forth in pages 3-25 of the Annual Report to Shareholders. Such information is incorporated by reference in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999 and is filed as an exhibit thereto in accordance with General Instruction G to Form 10-K.


                  INDEPENDENT AUDITORS' REPORT




The Board of Directors and Stockholders
Harold's Stores, Inc.:



      We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. and subsidiaries (the Company) as of January 30, 1999 and January 31, 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the 52 week periods ended January 30, 1999, January 31, 1998, and February 1, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for the 52 week periods ended January 30, 1999, January 31, 1998 and February 1, 1997, in conformity with generally accepted accounting principles.

                                             KPMG LLP


Oklahoma City, Oklahoma
March 15, 1999













              HAROLD'S STORES, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
                             ASSETS
                          (In Thousands)



                              January 30, 1999    January 31, 1998

 Current assets:

   Cash and cash                     $ 450                 130
      equivalents
   Trade accounts receivable,
      less allowance for
      doubtful accounts of
      $223 in 1999 and $228 in 1998  6,335               5,822
   Other receivables                 1,059                 886
   Merchandise inventories          29,486              31,440
   Prepaid expenses                  2,428               2,688
   Prepaid income taxes                -                   961
   Deferred income taxes             1,268               1,154

         Total current assets       41,026              43,081

  Property and equipment, at cost   31,304              28,533
  Less accumulated depreciation
     and amortization              (10,671)            (10,917)

        Net property and
           equipment                20,633              18,336

  Other receivables,
     noncurrent                      1,750               2,084

  Other assets                         508                 428


        Total assets              $ 63,917              63,929



  See accompanying notes to consolidated financial statements.




             HAROLD'S STORES, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
              LIABILITIES AND STOCKHOLDERS' EQUITY
                (In Thousands Except Share Data)


                                   January 30, 1999    January 31, 1998

Current liabilities:

   Current maturities of long-
      term debt                          $ 549                  734
   Accounts payable                      4,460                4,789
   Redeemable gift certificates            782                  916
   Accrued bonuses and payroll
      expenses                           1,533                  953
   Accrued rent expense                    178                  259
   Income taxes payable                    480                   -

         Total current liabilities       7,982                7,651


Long-term debt, net of current
   maturities                           16,330               19,708
Deferred income taxes                       84                  104

Commitments and contingent
   liabilities (notes 10 and 12)

Stockholders' equity:

   Preferred stock of $.01 par value
      Authorized 1,000,000 shares;
        none issued                        -                     -
   Common stock of $.01 par value
      Authorized 25,000,000 shares;
        issued and outstanding
        6,073,868 in 1999 and
        6,044,105 in 1998                   60                    60

    Additional paid-in capital          34,161                33,947
    Retained earnings                    5,300                 2,459


          Total stockholders' equity    39,521                36,466



Total liabilities and
   stockholders' equity               $ 63,917                63,929


  See accompanying notes to consolidated financial statements.



             HAROLD'S STORES, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF EARNINGS
                (In Thousands Except Share Data)



                         52 Weeks           52 Weeks          52 Weeks
                         Ended              Ended             Ended
                         January 30, 1999   January 31, 1998  February 1, 1997


  Sales                        $ 129,224             119,919          108,257

  Costs and expenses:
     Cost of goods sold
        (including
        occupancy and central
        buying expenses,
        exclusive of items
        shown separately below   84,096              81,770            69,540


     Selling, general and
        administrative
        expenses                 35,686              33,725            29,713

     Depreciation and
        amortization             3,860                3,535             2,806

     Interest expense              797                  815               318


                               124,439              119,845           102,377

  Earnings before income
     taxes and cumulative
     effect of change in
     accounting principle        4,785                   74            5,880

  Provision  for  income
     taxes                       1,894                   30            2,352

  Earnings before
     cumulative
     effect of change in
     accounting principle        2,891                   44           3,528

  Cumulative  effect of
     change in accounting
     principle, net of
     income taxes                   50                   -               -

     Net earnings              $ 2,841                   44           3,528

  Net earnings per
     common share before
     cumulative effect of
     change in
     accounting principle:
       Basic                    $ 0.48                0.01            0.61
       Diluted                  $ 0.48                0.01            0.59


  Net earnings per
  common share:


       Basic              $       0.47               0.01             0.61
       Diluted            $       0.47               0.01             0.59

  Weighted average
     number of common
     shares
     (Basic)                6,065,418           6,020,936        5,798,098

  See accompanying notes to consolidated financial statements.



             HAROLD'S STORES, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (Dollars in Thousands)

                                    52 Weeks    52 Weeks    52 Weeks
                                       Ended       Ended       Ended

                                   January 30,    January 31,    February 1,
                                      1999           1998           1997

 Common stock:

 Balance, beginning of year            $ 60           57               50


 Stock dividend  (5 percent) in
 1998 of 287,528 shares, and (5
 percent) in 1997 of 272,072
 shares                                  -             3                3

 Stock bonuses, 1,857 shares in
 1999, 2,306 shares in 1998, and
 1,761 shares in 1997                    -             -                -

 Employee  Stock  Purchase   Plan
 27,996  shares in  1999,  40,745
 shares   in  1998,  and   21,512
 shares in 1997                          -             -                -

 Issuance  of 460,000  shares  in
 1997                                    -             -                4

 Balance, end of year              $    60            60               57

 Additional paid-in capital:

 Balance, beginning of year        $  33,947      31,548           20,572

 Stock  dividend (5 percent) in
    1998 and 1997                          -       2,010            3,772

 Stock bonuses                            14          22               28

 Issuance of 460,000 shares in
 1997, net of issuance
 cost of $145                              -            -            6,860

 Employee stock purchase plan            200          367              316


 Balance, end of year               $ 34,161       33,947           31,548

 Retained earnings:

 Balance, beginning of year          $ 2,459        4,430            4,677


 Net earnings                          2,841           44            3,528

 Stock dividend (5 percent) in
    1998 and 1997                          -       (2,015)          (3,775)

 Balance, end of year                $ 5,300        2,459            4,430


  See accompanying notes to consolidated financial statements.



             HAROLD'S STORES, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In Thousands)

                               52 Weeks       52 Weeks         52 Weeks
                                 Ended          Ended            Ended
                               January 30,    January 31,      February 1,
                                 1999           1998             1997

Cash flows from operating
   activities:
Net earnings                       $ 2,841           44              3,528

Adjustments to reconcile net
   earnings to net cash
   provided by (used in) operating
   activities:
   Depreciation and amortization    3,860         3,535              2,806
   Deferred income tax expense
      (benefit)                      (134)          419               (685)
   (Gain) loss on sale of assets       44           (44)                (2)
   Shares issued under employee
      incentive plans                 214           389                344
   Changes in assets and
      liabilities:
        Increase in trade and
          other receivables          (798)         (209)              (798)
       Decrease (increase) in
          merchandise
          inventories               1,954        (2,896)            (6,897)
       Decrease (increase) in
          prepaid income taxes        961          (961)                 -
       Decrease (increase) in
          other assets                (80)          558               (652)
       Decrease (increase) in
          prepaid expenses             260         (514)              (415)
       (Decrease) increase in
          accounts payable            (329)      (1,879)             2,272
       (Decrease) increase in
          income taxes payable         480         (942)               106
       (Decrease) increase in
          accrued expenses             365       (1,051)               642
Net cash provided by (used in
    operating activities             9,638       (3,551)               249

Cash flows from investing
   activities:
    Acquisition of property
       and equipment                (6,280)      (4,760)            (7,102)
    Proceeds from disposal of
       property and equipment           79           37                 96
    Term loan to others                  -            -             (2,750)
    Payment of principal from
       term loan to others             446          169                 51
Net cash used in investing
   activities                       (5,755)      (4,554)            (9,705)

Cash flows from financing
   activities:
    Borrowings on long-term debt        -         4,364                956
    Payments of long-term debt      (1,399)        (411)               (97)
    Advances on revolving line
       of credit                    45,696       46,834             44,518
    Payments of revolving line
       of credit                   (47,860)     (42,983)           (42,354)
    Proceeds of common stock
       offering                          -            -              6,864
    Payments of fractional
       shares issued with
       stock dividend                    -           (2)                -
Net cash provided by (used in)
   financing activities             (3,563)       7,802             9,887

Net increase (decrease) in
   cash and cash equivalents           320         (303)              431

Cash and cash equivalents at
   beginning of year                   130          433                 2
Cash and cash equivalents at
   end of year                       $ 450          130               433

Supplemental disclosure of
   cash flow information:
Cash paid during the year for:

   Income taxes                    $ 1,294         756             2,239

   Interest                        $ 1,313       1,487               699


Interest capitalized during
   the year                          $ 516         672               381


  See accompanying notes to consolidated financial statements.



             HAROLD'S STORES, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    January 30, 1999, January 31, 1998, and February 1, 1997

1.   Summary of Significant Accounting Policies

Nature of Entity

      Harold's Stores, Inc., an Oklahoma corporation (the Company), operates a chain of "updated traditional", classic styled ladies' and men's specialty apparel stores. The Company offers its merchandise in 46 stores primarily across the South and Southwest, with 12 stores located in Texas, and through its mail order catalog. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer. In addition, the in-house advertising and catalog production capabilities create opportunities for vertical integration.

Basis of Presentation

     The consolidated financial statements include the accounts of  the  Company and its subsidiaries, all of which are  wholly
owned.   All significant intercompany accounts and transactions
have been eliminated.

Definition of Fiscal Year

     The Company has a 52-53 week fiscal year which ends on the Saturday closest to January 31. Fiscal years 1999, 1998, and
1997 ended January 30, 1999, January 31, 1998, and February  1,
1997,  respectively.

Accounts Receivable and Finance Charges

       Trade accounts receivable primarily represent the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when billed to the customers. Minimum monthly payments are required generally equal to ten percent of the outstanding balance. The average liquidation rate at January 30, 1999 was approximately
3.7 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,003,000, $985,000, and $864,000, in fiscal 1999, fiscal
1998, and fiscal 1997, respectively.

Derivatives

      The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations related to certain purchase commitments. Unrealized gains or losses related to hedges of firm commitments are deferred and included in the basis of the transaction when completed.

Merchandise Inventories

     Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Inventories of raw materials are valued at the lower of cost (first-in, first-out method) or market, and approximate $7,355,000 and $7,121,000 in fiscal 1999 and fiscal 1998, respectively.

Depreciation, Amortization, and Maintenance and Repairs

      Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

     Buildings                                 30 years
     Leasehold improvements                  5-10 years
     Furniture and equipment                  4-7 years

     Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.


Preopening Expenses and Catalog Costs

      The Company elected early adoption in fiscal 1999 of The American Institute of Certified Public Accountants Statement of Position (SOP) 98-5 "Reporting on the Costs of Start-Up Activities". This SOP requires that costs incurred during start-up activities, including organization costs, be expensed as incurred. The $83,000 effect ($50,000 net of tax) of this early adoption is reported as the cumulative effect of a change in accounting principle. Had the Company not elected early adoption of SOP 98-5, net earnings for the fifty-two week period ended January 30, 1999 would have increased by $40,000.

       The Company expenses all non-direct advertising as incurred and defers the direct costs of producing its mail order catalogs. These costs are amortized over the estimated sales period of the catalogs, generally three to four months. At January 30, 1999 and January 31, 1998 approximately $421,000 and $341,000, of deferred catalog costs are included in other assets. The Company incurred approximately $7,849,000, $10,002,000, and $8,001,000, in advertising expenses, of which approximately $3,940,000, $6,028,000, and $4,429,000, were related to the mail order catalogs during fiscal years 1999, 1998, and 1997, respectively.

Income Taxes

      Income  taxes  are  accounted for  under  the  asset  and
liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Earnings Per Common Share

      Basic  earnings  per share is computed  by  dividing  net
earnings (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. The weighted average number of common shares outstanding was restated for the five (5%) percent stock dividends in fiscal 1998 and 1997. Diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

      The following table reconciles the net income applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:
                                             Fiscal Year

                                        1999        1998       1997
                           (Amounts in thousands, except per share data)

Net earnings applicable to         $   2,841          44      3,528
   common shares, basic and
   diluted

Weighted average number of             6,065       6,021      5,798
   common shares outstanding -
   basic
Dilutive effect of potential
   common shares issuable upon             5          11        147
   exercise of employee stock
   options
Weighted average number of             6,070       6,032      5,945
   common shares outstanding -
   diluted

Earnings per share:
     Basic                         $    0.47  $     0.01  $    0.61
     Diluted                       $    0.47  $     0.01  $    0.59

      Options to purchase 599,099 shares of common stock at prices ranging from $7.38 to $16.71 per share were outstanding during 1999, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares. The options expire through the year 2008.

Stock Options

       The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.


Cash and Cash Equivalents

      Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Comprehensive Income

      In fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company currently does not have any components of comprehensive income that are not included in net earnings. Therefore no separate statement is presented.

Reclassifications

     Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation.

2.   Fair Value of Financial Instruments

      Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Other receivables and debt are at variable interest rates, therefore, fair value approximates book value.

      Off  Balance  sheet:   There were no  outstanding  notional
principal amounts of forward exchange contract commitments at January 30, 1999. The aggregate outstanding notional principal amount of forward exchange contract commitments (approximately $1,000,000) approximated fair value at January 31, 1998. Fair values relating to the forward exchange contracts reflect the estimated amounts that the Company would pay to terminate the contracts, based on quoted market prices.

3.   Other Receivables

      On November 6, 1996, the Company made a term loan to CMT Enterprises, Inc., "CMT", in the principal amount of $2,750,000 to be used by CMT to refinance its existing revolving line of credit and for working capital purposes. CMT is a major independent contractor whose assistance is instrumental in the Company's design and manufacturing process.

      The term loan matures December 31, 2002, and bears interest at the national prime rate, plus 4.25%, with a floor interest rate of 12.5%. Principal and interest on the loan are payable in approximately equal monthly installments, subject to semi-annual adjustments based upon changes in the prime rate. The loan is governed by a loan agreement containing terms and conditions customary to financing of this type. The Company recognized $220,000, $204,000 and $51,000 of interest income during fiscal 1999, 1998, and 1997 respectively.

      The loan is secured by substantially all assets of CMT. CMT's President and Chief Executive Officer has personally guaranteed repayment of the loan and granted the Company a second mortgage lien on real estate in Duchess County, New
York. As further security for the loan, the President has pledged 100% of the outstanding stock of CMT and granted a subordinated lien in cash collateral of approximately $340,000. In addition, CMT is obligated to issue a 10-year warrant to the Company to purchase 20% of the outstanding stock of CMT.

4.   Property and Equipment

     Property and equipment at January 30, 1999 and January 31,
1998 consisted of the following:

                                            1999          1998
                                              (in thousands)
               Land                     $    665           665
               Buildings                   2,967         2,940
               Leasehold improvements      9,660         8,516
               Furniture and equipment    17,020        15,683
               Construction in progress      992           729
                                        $ 31,304        28,533

5.         Long-term Debt

             Long-term debt at January 30, 1999 and January 31, 1998 consisted of the following:
                                            1999               1998

                                             (in thousands)
Borrowings under line of credit with
a maximum line  of $19,000,000,
bearing interest at a variable  rate
(6.6%  and 7.3% at January 30,  1999       $ 12,872           15,036
and  January 31, 1998, respectively)
payable monthly, principal due June,
2000.

Borrowings under line of credit with
a  maximum line of $3,000,000,  used
to  finance certain build-out costs,
secured  by assignment of reimbursed
amounts received from landlords  for
new  store  build-outs, or  existing           -                884
store   remodeling  costs,   bearing
interest at a variable rate (7.3% at
January  30,  1999 and  January  31,
1998),  payable  monthly,  principal
due June, 2000.

Note     payable    to     financial
institution,    secured    by    the
assignment   of  substantially   all
assets   of  CMT,  certain  security
documents,  and promissory  note  of
CMT,  bearing interest at a variable        2,029             2,282
rate  (6.5% and 7.3% at January  30,
1999    and   January   31,    1998,
respectively),   due   in    monthly
installments   of   principal    and
interest  of approximately  $34,000,
with   final  payment  due  January,
2005.

Note     payable    to     financial
institution, secured by building and
land, bearing interest at a variable
rate  (8.0% at January 30, 1999  and
January  31, 1998), due  in  monthly         369               444
installments    of   principal    of
approximately $6,000,  plus  accrued
interest,  with  final  payment  due
September, 2002.

Note     payable    to     financial
institution, secured by building and
land,  bearing interest at  a  fixed
rate    (8.3%),   due   in   monthly         861              899
installments   of   principal    and
interest  of  approximately  $9,000,
with final payment due June, 2011.

Note     payable    to     financial
institution,  secured   by   certain
equipment,  bearing  interest  at  a
fixed  rate  (8.0%), due in  monthly
installments   of   principal    and         748              897
interest  of approximately  $18,000,
with final payment due March, 2003.

Total long-term debt                      16,879           20,442

    Less current maturities of long-
       term debt                             549              734


Long-term   debt,  net  of   current
   maturities                          $ 16,330            19,708

      The borrowing base under the Company's primary line of credit is limited to $19 million and is based upon certain percentages of eligible receivables and inventory as defined in the credit agreement. The entire $19 million, less amounts outstanding, was available at January 30, 1999. The line of credit contain various financial and nonfinancial covenants which limit the Company's ability to incur indebtedness, merge, consolidate, acquire or sell assets; requires the Company to maintain a minimum tangible net worth of $34 million; and
requires the Company to satisfy certain financial ratios. The Company was in compliance with all covenants at January 30, 1999.

The  annual maturities of the above long-term debt as of  January
30, 1999 are as follows (in thousands):

               Fiscal    year
               ending
               2000                    $  549
               2001                    13,475
               2002                       642
               2003                       753
               2004                       450
               2005 and
               subsequent               1,010

               Total                 $ 16,879

6.   Income Taxes

      Income  tax  expense (benefit), excluding $33,000  in  1999 related to the cumulative effect, for the years ended January 30, 1999, January 31, 1998, and February 1, 1997, consisted of the following (in thousands):

                                        1999      1998      1997
       Current:
          Federal                  $   1,659     (318)     2,484
          State                          369      (71)       553

                                       2,028     (389)     3,037

       Deferred:
          Federal                       (112)     349      (570)
          State                          (22)      70      (115)

                                        (134)     419      (685)

        Total                      $   1,894       30     2,352

      Income  tax  expense differs from the normal  tax  rate  as follows :
                                       1999       1998      1997

       Statutory tax rate               34%        34%       34%
       Increase in income taxes
       caused by:

          State income taxes             6          6         6

       Effective tax rate               40%        40%       40%

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 30, 1999 and January 31, 1998 are presented below (in thousands):

                                        1999      1998
       Deferred tax assets -
          current:
            Allowance for doubtful
               accounts                $ 177        94
            Insurance reserves             -        37
            Merchandise inventories    1,037       972
            Deferred compensation         54        51
                                     $ 1,268     1,154
       Deferred tax liability -
           noncurrent:
            Property and equipment      $ 84       104

      The net deferred tax asset relates solely to future deductible temporary differences and there is no valuation allowance. Management believes that it is more likely than not that the Company will fully realize the gross deferred tax assets; however, there can be no assurances that the Company will generate the necessary adjusted taxable income in any future periods.

7.   Stockholders' Equity and Stock Options

      The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. No preferred shares were issued and outstanding at January 30, 1999 or January 31, 1998.

      The Company has reserved 1,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan which was adopted in April 1993 and amended in June 1995. The plan has a term of ten
years.   The  Compensation Committee of the Board of  Directors
may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. Any unexercised portion of the options will automatically and without notice terminate upon the  applicable anniversary of the issuance date or termination of employment. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:
                                  Options                 Options
                                Outstanding             Exercisable

                                         Weighted                 Weighted
                              Shares     Avg.          Shares     Avg.
                                         Exercise                 Exercise
                                         Price                    Price


      Balance of options
      outstanding, fiscal
      1996                     365,210     $ 7.84         141,736    $ 8.00

      Granted                   61,193      15.98
      Terminated               (11,025)      7.29


      Balance of options
      outstanding, fiscal
      1997                     415,378       9.05         207,470     $ 8.76

      Granted                   94,500       8.98
      Terminated               (12,682)      7.61


      Balance of options
      outstanding, fiscal
      1998                     497,196       9.07         294,056     $ 8.95

      Granted                  129,500       6.84
      Terminated                (5,173)      8.36


      Balance of options
      outstanding, fiscal
      1999                    621,523      $ 8.62        395,433     $ 8.90

      At  January  30, 1999, the range of exercise  prices  and
weighted average remaining contractual life of outstanding options was $5.71 - $16.71, and 7.49 years, respectively. The following table summarizes information about the Company's stock options which were outstanding, and those which were exercisable as of January 30, 1999:

                   Options Outstanding         Options Exercisable
Range of                   Weighted    Weighted                   Weighted
Exercise     Number        Average     Average       Number       Average
 Prices      Outstanding   Remaining   Exercise     Exercisable   Exercisable
                           Life        Price                      Price

$5.71-7.66      306,905      6.94      $7.17         181,104        $7.26

$8.42-16.71     314,618      8.02      10.03         214,329        10.16


      The number of shares and exercise prices have been restated to reflect the five percent stock dividends in fiscal
1998 and 1997.

      Additionally, as of January 30, 1999, restricted stock awards for up to $14,700 market value of common stock were outstanding under the plan. These awards may be exercised over the remaining two-year vesting period in equal annual installments at the fair market value of common stock on such installment vesting date. After giving effect to the outstanding and exercised awards, and based upon the price of common stock on January 30, 1999, the Company may award 367,599 shares or options under the plan.

      The weighted average fair values of options granted under the non-qualified plan during fiscal 1999, 1998 and 1997 were $4.35, $5.71, and $9.08, respectively. The weighted average fair values of options granted under the incentive plan during fiscal 1997 was $10.68

      No options were granted during fiscal 1999 or fiscal 1998 under the incentive plan. The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for fiscal 1999, 1998, and 1997: risk-free interest rate of 4.75% for fiscal 1999, 5.5% for fiscal 1998, and 5.1% for fiscal 1997; expected dividend yield of 0% for all periods; expected lives of approximately 9 years for all periods; and volatility of the price of the underlying common stock of 45.4% for fiscal 1999, 43.4% for fiscal 1998, and 41.8% for fiscal 1997.

      Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's fiscal 1999, 1998, and 1997 pro forma net earnings and pro forma net earnings per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in fiscal 1996 through 1999. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

                                            Fiscal Years

                                           1999      1998        1997

        Net earnings       As reported   $2,841        44       3,528
           (loss)           Pro Forma    $2,540      (195)      3,335
       (in thousands)

          Earnings         As reported   $0.47         0.01      0.61
         (loss) per         Pro Forma     0.42        (0.03)     0.58
       share - basic


8.   Retirement and Benefit Plans

      The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to 15 percent of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended January 30, 1999, January 31, 1998, and February 1, 1997, the Company contributed approximately $121,000, $124,000, and $108,000, respectively, to the 401(k)
plan.

      The Company has reserved 200,000 shares of common stock for employees under its stock purchase plan which covers all employees who meet minimum age and service requirements. The
Company's management will determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it will match as purchase contributions. The purchase price of shares covered under the plan is fair market value as of the date of purchase in the case of newly issued shares and the actual price paid in the case of open market purchases. The plan was implemented in January 1994. For the years ended January 30, 1999, January 31, 1998, and February 1, 1997, the Company's matching contributions were approximately $60,000, $74,000, and $66,000, and approximately 28,000, 41,000, and 22,000, shares were newly issued shares in fiscal 1999, 1998 and 1997, respectively and 15,000 shares were purchased on the open market in fiscal 1999.

9.   Related Party Transactions

      Rent on the Norman, Oklahoma store and certain related facilities is paid to a corporation controlled by the Company's Chairman Emeritus. The store lease terms in 1999, 1998, and 1997, provided for payment of percentage rent equal to four percent of sales plus certain ancillary costs. During the years ended January 30, 1999, January 31, 1998, and February 1, 1997, the total of such rent for the store and certain related facilities was approximately $108,000, $131,000, and $137,000, respectively.

     The Company leases office space and a distribution center facility and retail space from a limited partnership whose
partners  are  stockholders and directors of the Company.   The
term of the office space lease is sixteen years commencing April 1, 1996, with annual rent payments of $158,000 plus insurance, utilities, and property taxes until April, 2000, at which time the rent will be $180,000 plus insurance, utilities and property taxes, increasing $2,500 per year until expiration of the lease. The Company relocated its office space during fiscal 1999 to a new facility owned by the same limited partnership. The Company is currently engaged in negotiations with a potential sublessee for the original office space, but there is no assurance that a sublease will be consummated on terms favorable to the Company. The new office space lease expires September, 2010 with annual rent payments of $453,204 plus insurance and property taxes until August, 2001 at which time the annual rent will be $478,382, plus insurance, utilities and property taxes until August, 2004 at which time the annual rent will be $503,560, plus insurance utilities and property taxes until August, 2007 at which time annual rent will be $528,728, plus insurance, utilities and property taxes until expiration of the lease. The term of the distribution center lease is sixteen years commencing July 1, 1996, with annual rental payments of $338,438 plus insurance, utilities and property taxes until July, 2001, at which time the annual rent will increase annually on a fixed scale up to a maximum of $419,951 during the final year of the lease. The term of the retail space lease is twelve years commencing June 4, 1996, and effective January 1, 1997, with annual rental payments of $84,106 plus percentage rent equal to four percent of sales plus insurance, utilities, and property taxes.

      See note 12 for information concerning the employment contracts with the Company's Chairman Emeritus, Chairman of the Board and Chief Executive Officer, and President.

10.  Facility Leases

      The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

     Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of January 30, 1999 were as follows (in thousands):

                         Fiscal year
                         ending:
                         2000          $    6,383
                         2001               6,195
                         2002               5,992
                         2003               5,893
                         2004               5,602
                         2005 and          28,272
                         subsequent

                              Total     $  58,337


Total rental expense for the years ended January 30, 1999, January 31, 1998, and February 1, 1997, was as follows (in thousands):

                            1999       1998       1997

  Base rent            $   4,350      3,702      2,806
  Additional rents
  computed as
  percentage of sales      1,041      1,206      1,261

     Total             $   5,391      4,908      4,067


11.  Business Concentrations

    More than 90% of the ladies' apparel sales were attributable to the Company's product development and private label programs during fiscal 1999, 1998 and 1997. The breakdown of total sales between ladies' and men's apparel was approximately 79% and 21% for fiscal 1999, 77% and 23% for fiscal 1998, and 78% and 22% for fiscal 1997.

    The  product  development programs result  in  a  substantial portion of the Company's purchases of raw materials being concentrated among a small group of vendors, of which some are located outside of the United States. CMT acts as the Company's agent in the purchase of the raw materials, including fabrics, linings, buttons, etc., and supervises the manufacturing process for a substantial portion of the Company's ladies merchandise with manufacturing contractors. In the event of the termination of the CMT relationship or other of the Company's vendors, management believes that in most instances more than one new vendor would be required to replace the loss of a principal vendor. Although management believes that replacement vendors could be located, if any buying relationship is terminated and until replacement vendors are located, the operating results of the Company could be materially adversely affected.

    The Company's sales are directly impacted by regional and local economics and consumer confidence. The amount of disposable income available to consumers, as well as their perception of the current and future direction of the economy, impact their level of purchases. The consumer demand for the Company's apparel fluctuates according to changes in customer preferences dictated by fashion and season. In addition, the Company's sales are subject to seasonal influences, with the major portion of sales being realized during the fall season, which includes the back-to-school and holiday selling seasons. Such fluctuations could affect sales and the valuation of inventory, since the merchandise is placed in the production process, or ordered, well in advance of the season and sometimes before fashion trends are evidenced by consumer purchases.

12.  Commitments and Contingent Liabilities

    The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At January 30, 1999, the Company had outstanding approximately $1,750,000 in letters of credit to secure orders of merchandise from various domestic and international vendors.

    During fiscal 1999, the Company entered into eight forward exchange contracts with a major financial institution. The Company had no forward exchange contracts outstanding at January 30, 1999. The forward exchange contracts require the Company to exchange US dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The amount of any gain or loss on these contracts in fiscal 1999 was immaterial. The contracts are of varying short-term duration and include a window delivery feature which provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

    Pursuant to an employment agreement dated February 1, 1998, the Chairman Emeritus is paid an annual salary of $125,000 plus an annual performance bonus and deferred annual compensation of $25,000.

   Pursuant to employment agreements each dated February 1, 1998, the Chairman of the Board and the Chief Executive Officer is paid an annual salary of $220,000 plus an annual performance bonus, and the President is paid an annual salary of $180,000 plus an annual performance bonus.

    The Company is involved in various claims, administrative agency proceedings and litigation arising out of the normal conduct of its business. Although the ultimate outcome of such litigation cannot be predicted, the management of the Company, after discussions with counsel, believes that resulting liability, if any, will not have a material effect upon the Company's financial position or results of operations.

13.  Business Segments

    The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Company's management for review and as a basis for decision-making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. While the catalog and other miscellaneous operations qualify as operating segments, they are not considered material to the consolidated financial statements for the purpose of making operating decisions and do not meet the threshold for disclosure under
Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

14. Quarterly Financial Data (Unaudited - in thousands, except per share data)

Summarized quarterly financial results are as follows:

                          First    Second     Third     Fourth

 52   Weeks   Ended
 January 30, 1999
 Sales                   $33,541    27,714    32,220    35,749
 Gross profit on sales    11,224     9,488    11,385    13,031
 Net earnings                411       273       829     1,328
 Net earnings per
 common share:
      Basic                $0.07      0.05      0.14      0.22
      Diluted              $0.07      0.05      0.14      0.22



 52   Weeks   Ended
 January 31, 1998
 Sales                   $28,408    26,826   31,979     32,706
 Gross profit on           9,662     8,316    9,539     10,632
   sales
 Net earnings (loss)         127      (577)     164        330
 Net earnings (loss)
   per common share:
      Basic                $0.02     (0.10)    0.03       0.05
      Diluted              $0.02     (0.10)    0.03       0.05


      The first quarter of fiscal 1999 includes the cumulative effect of a change in accounting principle of $50,000. The net effect of this change was a decrease to earnings per share of $0.01.