Form 10-K, Exhibit 13
period 2001-02-03
HAROLDS STORES INC
filed 2001-04-30
CIK 818682

Exhibit 13.1 Selected Portions of Annual Report to Stockholders

The following consists of the portion of the Company's Annual Report to Stockholders for the fiscal year ended February 3, 2001 containing the consolidated financial statements of the Company and notes thereto and independent auditors' reports set forth in pages 3-24 of the Annual Report to Stockholders. Such information is incorporated by reference in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2001 and is filed as an exhibit thereto in accordance with General Instruction G to Form 10-K.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Harold's Stores, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's best estimates and judgment where necessary. Management believes that all representations made to our external auditors during their examination of the financial statements were valid and appropriate.

To meet its responsibility, management has established and maintains a comprehensive system of internal control that provides reasonable assurance as to the integrity and reliability of the consolidated financial statements, that assets are safeguarded, and that transactions are properly executed and reported. This system can provide only reasonable, not absolute, assurance that errors and irregularities can be prevented or detected. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control is subject to close scrutiny by management and is revised as considered necessary.

The Board of Directors of Harold's Stores, Inc. has engaged Arthur Andersen LLP, independent public accountants, to conduct an audit of the fiscal 2001 consolidated financial statements. Their report is included on the following page.

/s/ Clark J. Hinkley

Clark J. Hinkley

Chief Executive Officer

/s/ Jodi L. Taylor

Jodi L. Taylor

Chief Financial Officer

Report of Independent Public Accountants

To the Board of Directors and Stockholders of

Harold's Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. (an Oklahoma corporation) and subsidiaries as of February 3, 2001 and January 29, 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the two years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 31, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This pronouncement required the Company to capitalize certain internal costs that were previously expensed.

Arthur Andersen LLP

Oklahoma City, Oklahoma

March 16, 2001

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

Harold's Stores, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Harold's Stores, Inc. and subsidiaries for the 52-week period ended January 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Harold's Stores, Inc. and subsidiaries' operations and their cash flows for the 52-week period ended January 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Oklahoma City, Oklahoma

March 15, 1999

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands)

	February 3, 2001	January 29, 2000
ASSETS:

Current assets:
Cash and cash equivalents	$ 608	721
Trade accounts receivable, less allowance for doubtful accounts of $200 in 2001 and 2000	5,679	6,413
Note and other receivables	169	2,374
Merchandise inventories	30,692	37,357
Prepaid expenses	2,805	2,514
Prepaid income taxes	980	1,368
Deferred income taxes	1,873	1,582

Total current assets	42,806	52,202

Property and equipment, at cost	34,115	33,983
Less accumulated depreciation and amortization	(15,111)	(12,665)

Net property and equipment	19,004	21,318

Deferred income taxes	2,330	232

Goodwill (net)	3,358	-

Total assets	$67,498	73,879

LIABILITIES AND STOCKHOLDERS' EQUITY:

Current liabilities:
Accounts payable	$ 5,360	6,329
Redeemable gift certificates	1,128	966
Accrued payroll expenses and bonuses	1,011	1,294
Accrued rent expense	901	529
Current maturities of long-term debt	2,397	630

Total current liabilities	10,797	9,748

Long-term debt, net of current maturities	24,533	27,063

Commitments and contingent liabilities (Notes 10 and 12)

Stockholders' equity:

Preferred stock of $.01 par value Authorized 1,000,000 shares; none issued	-	-
Common stock of $.01 par value Authorized 25,000,000 shares; issued and outstanding 6,084,097 in 2001 and 6,075,182 in 2000	61	61
Additional paid-in capital	34,187	34,170
Retained (deficit) earnings	(2,078)	2,838
	32,170	37,069
Less: Treasury stock of 205 shares in 2001 and 90 shares in 2000 recorded at cost	(2)	(1)

Total stockholders' equity	32,168	37,068

Total liabilities and stockholders' equity	$67,498	73,879

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Per Share Data)

	53 Weeks Ended	52 Weeks Ended
	February 3, 2001	January 29, 2000	January 30, 1999

Sales	$127,484	136,262	129,224

Costs and expenses:
Cost of goods sold (including occupancy, central buying expenses and product development interest, exclusive of items shown separately below)	93,776	95,137	84,096

Selling, general and administrative expenses	35,691	39,663	35,686

Depreciation and amortization	4,457	4,451	3,860

Interest expense	1,754	1,114	797

	135,678	140,365	124,439

(Loss) earnings before income taxes and cumulative effect of change in accounting principle	(8,194)	(4,103)	4,785

(Benefit) provision for income taxes	(3,278)	(1,641)	1,894

(Loss) earnings before cumulative effect of change in accounting principle	(4,916)	(2,462)	2,891

Cumulative effect of change in accounting principle, net of income taxes	-	-	50

Net (loss) earnings	$ (4,916)	(2,462)	2,841

Net (loss) earnings per common share before cumula-tive effect of change in accounting principle:
Basic	$ (0.81)	(0.41)	0.48
Diluted	$ (0.81)	(0.41)	0.48

Net (loss) earnings per common share:
Basic	$ (0.81)	(0.41)	0.47
Diluted	$ (0.81)	(0.41)	0.47

Weighted average number of common shares	6,080,481	6,074,886	6,065,418

Weighted average number of common shares assuming dilution	6,080,481	6,074,886	6,070,418

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Dollars in Thousands)

	53 Weeks Ended	52 Weeks Ended
	February 3, 2001	January 29, 2000	January 30, 1999
Common stock:

Balance (net of treasury shares), beginning of year	$ 60	60	60

Stock bonuses, issued no shares in 2001, 1,314 shares in 2000, and 1,857 shares in 1999	-	-	-

Shares issued to members of the board of directors, 9,030 shares in 2001, none in 2000, and none in 1999	-	-	-

Employee Stock Purchase Plan issued no shares in 2001, none in 2000, and 27,996 shares in 1999	-	-	-

Treasury shares repurchased, 115 in 2001, no shares in 2000, and none in 1999	(1)	-	-

Balance (net of treasury shares), end of year	$ 59	60	60

Additional paid-in capital:

Balance, beginning of year	$34,170	34,161	33,947

Stock bonuses	-	9	14

Shares issued to members of the board of directors	17

Employee stock purchase plan	-	-	200

Treasury shares repurchased	-	-	-

Balance, end of year	$34,187	34,170	34,161

Retained (deficit) earnings:

Balance, beginning of year	$ 2,838	5,300	2,459

Net (loss) earnings	(4,916)	(2,462)	2,841

Balance, end of year	$ (2,078)	2,838	5,300

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)

	53 Weeks Ended	52 Weeks Ended
	February 3, 2001	January 29, 2000	January 30, 1999
Cash flows from operating activities:
Net (loss) earnings	$ (4,916)	(2,462)	2,841
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	4,457	4,451	3,860
Deferred income tax expense (benefit)	(2,389)	(630)	(134)
(Gain) loss on sale of assets	(374)	(393)	44
Shares issued under employee incentive plans	-	9	214
Shares issued to members of the board of directors	17	-	-
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	1,518	(354)	(457)
Decrease (increase) in merchandise inventories	6,665	(7,871)	1,954
Decrease (increase) in prepaid expenses	(193)	335	(161)
Decrease (increase) in prepaid income taxes	388	(1,368)	961
(Decrease) increase in accounts payable	(969)	1,869	(329)
Increase in accrued expenses	251	297	365
(Decrease) increase in income taxes payable	-	(480)	480
Net cash provided by (used in) operating activities	4,455	(6,597)	9,638

Cash flows from investing activities:
Acquisition of property and equipment	(2,107)	(5,644)	(6,280)
Proceeds from disposal of property and equipment	849	901	79
Payments received for note receivable	35	797	446
Net cash used in investing activities	(1,223)	(3,946)	(5,755)

Cash flows from financing activities:
Borrowings on long-term debt	3,000	1,593	-
Payments of long-term debt	(2,726)	(1,302)	(1,399)
Advances on revolving line of credit	64,427	52,034	45,696
Payments of revolving line of credit	(68,046)	(41,511)	(47,860)
Net cash provided by (used in) financing activities	(3,345)	10,814	(3,563)

Net increase (decrease) in cash and cash equivalents	(113)	271	320
Cash and cash equivalents at beginning of year	721	450	130
Cash and cash equivalents at end of year	$ 608	721	450

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$ 178	853	1,294

Interest	$ 2,259	1,568	1,313

Non-cash investing and financing activities:
Debt issued to purchase stock of CMT	$ 2,545	-	-
Capital lease obligation assumed in acquisition of CMT	$ 37	-	-
Issuance of common stock to members of the board of directors	$ 17	-	-

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Entity

Harold's Stores, Inc., an Oklahoma corporation (the Company), operates a chain of "updated traditional", classic styled ladies and men's specialty apparel stores. The Company offers its merchandise in 52 stores primarily across the South and Southwest. The Company creates the majority of its product assortment through its private label program. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer.

On February 18, 2000, the Company entered into a stock purchase agreement pursuant to which the Company purchased all the issued and outstanding shares of CMT Enterprises, Inc. ("CMT"), a New York corporation. CMT was a company exclusively devoted to product design, development and sourcing of the Company's clothing. The Company issued a promissory note to Franklin I. Bober, the sole shareholder of CMT, in the amount of $2.54 million, payable with interest at a monthly rate of .466% in thirty (30) monthly installments, and assumed long-term debt of CMT, payable to the Company, in the amount of $1.385 million. The net book value of CMT assets received by the Company was approximately $400,000. The purchase price was allocated based on the fair value of assets acquired. The excess of the purchase price over the fair value of the net assets acquired, approximately $3,576,000, was recorded as goodwill. The goodwill is being amortized over a 15-year period. The Company also entered into a consulting agreement with PrimaTech Corporation, an entity wholly owned by Franklin I. Bober. The intent of this agreement was for PrimaTech to provide consulting services to the Company for two years at a fee of $405,000 per year, plus potential incentive payments. This consulting agreement was being complied with by both parties until it was mutually decided the agreement would be terminated on November 3, 2000. The termination agreement provided that the Company would pay PrimaTech $141,250 in full settlement of all fees payable for consulting services provided under the original consulting agreement. This amount was paid in monthly installments beginning on November 15, 2000 and ending on February 15, 2001.

The following unaudited pro forma financial information presents total sales, net loss and net loss per common share of the Company after giving effect to the acquisition of CMT Enterprises, Inc. The unaudited pro forma financial information for the year ended February 3, 2001 gives effect to the acquisition as if it had occurred at January 30, 2000. The unaudited pro forma financial information for the year ended January 29, 2000 gives effect to the acquisition as if it had occurred at January 31, 1999.

The following unaudited pro forma information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of the Company and CMT Enterprises, Inc. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the transaction been consummated on the date, or at the beginning of the periods, for which the transaction is being given effect nor is it necessarily indicative of future operating results or financial position.

HAROLD'S STORES, INC. UNAUDITED PRO FORMA FINANCIAL STATEMENTS

	53/52 Weeks Ended
	February 3, 2001	January 29, 2000

Sales	$127,484	$136,322
Net loss	(4,916)	(1,040)
Net loss per common share: Basic and diluted	($0.81)	($0.17)

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Definition of Fiscal Year

The Company has a 52-53 week fiscal year, which ends on the Saturday closest to January 31. Fiscal years 2001, 2000, and 1999 ended February 3, 2001, January 29, 2000, and January 30, 1999, respectively. Fiscal year 2001 comprised a 53 week year while fiscal years 2000 and 1999 each comprised 52 week years.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Accounts Receivable and Finance Charges

Trade accounts receivable primarily represents the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when earned. Minimum monthly payments are required generally equal to ten percent of the outstanding balance. The average liquidation rate at February 3, 2001 was approximately 3.8 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,111,000, $1,052,000, and $1,003,000, in fiscal years 2001, 2000, and 1999, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Manufacturing inventories of raw materials, work-in-process and in-transit items are valued at the lower of cost (first-in, first-out method) or market, and approximate $6,759,000 and $9,076,000 in fiscal years 2001 and 2000, respectively. These amounts are net of the valuation allowance related to inventory for fiscal years 2001 and 2000 which were approximately $1,033,000 and $406,000, respectively.

Capitalization of Interest

During fiscal year 2000, the Company began capitalizing interest related to construction of new store locations. Interest attributed to funds used to finance construction projects is capitalized as an additional cost of the related assets. Capitalization of interest ceases when the related projects are substantially complete. The Company capitalized approximately $11,000 and $56,000 for fiscal years 2001 and 2000, respectively. These costs are included in leasehold improvements in the accompanying balance sheets. For the years ended February 3, 2001, and January 29, 2000, the Company also capitalized approximately $13,000 and $34,000, respectively of interest related to computer software costs. See discussion of computer software costs below.

Derivatives

The Company uses forward exchange contracts to reduce exposure to foreign currency fluctuations related to certain purchase commitments. Unrealized gains or losses related to hedges of firm commitments are deferred and included in the basis of the transaction when completed.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and for Hedging Activities", with an effective date for periods beginning after June 15, 1999. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". Adoption of SFAS No. 133 is now required for financial statements for periods beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. During fiscal 2001, management reviewed contracts throughout the Company to identify derivatives which met the criteria set forth in SFAS No. 133 and SFAS No. 138. As of February 4, 2001, management had not identified any contracts that qualified as derivatives under these new standards.

Stock Options

The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Revenue Recognition

Sales from store locations represent 98% of the Company's total sales. These sales are recognized at the time of the customer's purchase. Catalog and website sales represent 2% of total sales. These sales are recognized at the time the order is shipped to the customer.

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

The Company expenses all non-direct advertising as incurred and defers the direct costs of producing its mail order catalogs. These costs are amortized over the estimated sales period of the catalogs, generally three to four months. Approximately $146,000 and $218,000, of deferred catalog costs were included in prepaid expenses at February 3, 2001 and January 29, 2000, respectively. The Company incurred approximately $6,269,000, $7,942,000, and $7,849,000, in advertising expenses, of which approximately $2,366,000, $4,207,000, and $3,940,000, were related to the mail order catalogs during fiscal years 2001, 2000, and 1999, respectively.

Depreciation, Amortization and Maintenance and Repairs

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

Software and related costs 3 years

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized.

Computer Software Costs

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-1 during fiscal year 2000. For fiscal years 2001 and 2000, software related costs of approximately $66,000 and $168,000, respectively were capitalized, which under previous accounting rules would have been expensed. These costs are amortized into earnings over the life of the related software.

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

Net Earnings Per Common Share

Basic earnings per share is computed by dividing net (loss) earnings applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

The following table reconciles the net (loss) earnings applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:

	Fiscal Year
	2001	2000	1999
	(Amounts in thousands, except per share data)

Net (loss) earnings applicable to common shares, basic and diluted	$(4,916)	(2,462)	2,841

Weighted average number of common shares outstanding - basic	6,080	6,075	6,065
Dilutive effect of potential common shares issuable upon exercise of employee stock options	-	-	5
Weighted average number of common shares outstanding - diluted	6,080	6,075	6,070

(Loss) earnings per share:
Basic	$ (0.81)	(0.41)	0.47
Diluted	$ (0.81)	(0.41)	0.47

Options to purchase 931,176 shares of common stock at prices ranging from $2.75 to $16.71 per share were outstanding during 2001, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares. The options expire through the year 2010.

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

2. Fair Value of Financial Instruments

Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Note receivable and substantially all of the debt are at variable interest rates, therefore, fair value approximates book value.

Off balance sheet: There were no outstanding notional principal amounts of forward exchange contract commitments at February 3, 2001 or at January 29, 2000.

3. Note Receivable

Prior to February 18, 2000, CMT Enterprises, Inc., "CMT", was a major independent contractor whose assistance was instrumental in the Company's design and manufacturing process. On November 6, 1996, the Company made a term loan to CMT in the principal amount of $2,750,000 to be used by CMT to refinance its existing revolving line of credit and for working capital purposes. The loan was governed by a loan agreement containing terms and conditions customary to financing of this type. Interest income is netted against selling, general and administrative expenses and was approximately $15,000, $260,000 and $220,000 during fiscal 2001, 2000, and 1999, respectively.

On February 18, 2000, the Company entered into a stock purchase agreement pursuant to which the Company purchased all of the issued and outstanding shares of CMT. As part of the purchase accounting for this transaction, the note receivable from CMT was eliminated.

4. Property and Equipment

Property and equipment at February 3, 2001 and January 29, 2000 consisted of the following:

	Fiscal Year
	2001	2000
	(in thousands)

Land	$ 631	665
Buildings	2,464	2,970
Leasehold improvements	13,917	12,321
Furniture and equipment	17,103	18,027
	$34,115	33,983

5. Long-term Debt

Long-term debt at February 3, 2001 and January 29, 2000 consisted of the following:

	Fiscal Year
	2001	2000
	(in thousands)

Borrowings under line of credit with a maximum line of $30,000,000, bearing interest at a variable rate (8.5% at February 3, 2001) payable monthly, $30,000,000 principal due November, 2003. This line of credit is secured by substantially all the assets of the Company.	$19,776	-

Borrowings under line of credit with a maximum line of $30,000,000, bearing interest at a variable rate (7.2% at January 29, 2000) payable monthly, $2,000,000 and $28,000,000 principal due February, 2000 and June, 2001, respectively.	-	23,395

Note payable to financial institution, secured by the assignment of substantially all assets of CMT, certain security documents, and promissory note of CMT, bearing interest at a variable rate (7.2% at January 29, 2000), due in monthly installments of principal and interest of approximately $34,000.	-	1,335

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.3%), due in monthly installments of principal and interest of approximately $9,000, with final payment due June, 2011.	774	819

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.0%), due in monthly installments of principal and interest of approximately $18,000, with final payment due March, 2003 .	412	587

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.1%), due in monthly installments of principal and interest of approximately $12,000, with final payment due November, 2004.	466	569

Note payable to financial institution, secured by building and land, bearing interest at a variable rate (8.5% at February 3, 2001 and January 29, 2000), due in monthly installments of principal and interest of approximately $11,000, with final payment due December, 2005.	940	988

Note payable to the former owner of CMT Enterprises, Inc., unsecured, bearing interest at a fixed rate (5.6%), due in monthly installments of principal and interest of approximately $91,000, with final payment due July, 2002 .	1,562	-

Note payable to financial institution, bearing interest at a variable rate (8.5% at February 3, 2001), due in quarterly installments of principal of $250,000, beginning April 2001 with final payment due January, 2004. Interest is paid monthly and the note is secured by substantially all the assets of the Company.	3,000	-

Total long-term debt	26,930	27,693

Less current maturities of long-term debt	2,397	630

Long-term debt, net of current maturities	$24,533	27,063

The borrowing base under the Company's primary line of credit is limited to $30 million and is secured by first priority liens upon substantially all of the Company's existing and future acquired assets including, but not limited to, accounts receivable, inventory, and property and equipment. Approximately $1.2 million was available at February 3, 2001. The line of credit contains various financial and nonfinancial covenants which limit the Company's ability to incur indebtedness, merge, consolidate, acquire or sell assets; requires the Company to maintain a minimum tangible net worth of $28 million (amended to be $26 million at February 28, 2001); limits the Company's capital expenditures to $2,500,000 annually; and requires the Company to satisfy a fixed charge coverage ratio. The Company had obtained a waiver for the one covenant it exceeded during fiscal 2001. The Company was in compliance with all other covenants at February 3, 2001.

The annual maturities of the above long-term debt as of February 3, 2001 are as follows (in thousands):

Fiscal year ending
2002	$ 2,397
2003	1,971
2004	21,063
2005	250
2006	763
2007 and subsequent	486

Total	$26,930

6. Income Taxes

Income tax expense (benefit), excluding $33,000 in 1999 related to the cumulative effect, for the years ended February 3, 2001, January 29, 2000, and January 30, 1999, consisted of the following (in thousands):

	Fiscal Year
	2001	2000	1999
	(in thousands)
Current:
Federal	$(755)	(859)	1,659
State	(134)	(152)	369
	(889)	(1,011)	2,028
Deferred:
Federal	(2,031)	(535)	(112)
State	(358)	(95)	(22)
	(2,389)	(630)	(134)

Total	$(3,278)	(1,641)	1,894

Income tax expense differs from the normal tax rate as follows:

	Fiscal Year
	2001	2000	1999

Statutory tax rate	34%	34%	34%
Increase in income taxes caused by:
State income taxes	6	6	6

Effective tax rate	40%	40%	40%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at February 3, 2001 and January 29, 2000 are presented below (in thousands):

	Fiscal Year
	2001	2000
	(in thousands)

Deferred tax assets - current:
Allowance for doubtful accounts	$ 80	80
Merchandise inventories	1,180	1,115
Accrued expenses	536	342
Deferred compensation	77	45
	$1,873	1,582

Deferred tax assets - noncurrent:
Property and equipment	976	232
Net operating loss	1,354	-
	$2,330	232

The net deferred tax asset relates solely to future deductible temporary differences and there is no valuation allowance. Management believes that it is more likely than not that the Company will fully realize the gross deferred tax assets. The net operating losses of the Company will expire in fiscal year 2021.

7. Stockholders' Equity and Stock Options

The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. No preferred shares were issued or outstanding at February 3, 2001 or January 29, 2000.

On February 28, 2001, the Company executed a definitive agreement to allow an investor to purchase from the Company 300,000 shares of convertible preferred stock for a total purchase price of $6 million. See Note 14 for additional information.

The Company has reserved 3,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan, which was adopted in April 1993 and amended in June 1995 and again in June 2000. The plan has a term of ten years. The Compensation Committee of the Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. No options were granted to stockholders who have more than 10% of the Company's voting stock during fiscal year 2001, 2000 or 1999 under the incentive plan. Twenty percent of each option grant, except for grants to non-employee board members, vests immediately with the remaining options vesting at 20% per year for four years. Non-employee board members are required to wait six months from the date of grant before exercising any options from that grant, at which time the options are fully vested. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price

Balance of options outstanding, fiscal 1998	497,196	$9.07	294,056	$8.95

Granted	129,500	6.84
Terminated	(5,173)	8.36

Balance of options outstanding, fiscal 1999	621,523	8.62	395,433	$8.90

Granted	183,499	5.98
Terminated	(83,624)	7.80

Balance of options outstanding, fiscal 2000	721,398	8.04	455,602	$8.61

Granted	319,926	2.70
Terminated	(38,098)	6.49

Balance of options outstanding, fiscal 2001	1,003,226	$6.39	615,443	$7.63

At February 3, 2001, the range of exercise prices and weighted average remaining contractual life of outstanding options was $1.25 - $16.71, and 6.9 years, respectively. The following table summarizes information about the Company's stock options, which were outstanding, and those, which were exercisable as of February 3, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price

$1.25-4.06	311,393	9.5	$2.69	92,662	$2.44
$4.06-7.66	460,828	6.1	$6.75	302,906	$6.94
$7.66-16.71	231,005	4.9	$10.68	219,875	$10.76

Additionally, as of February 3, 2001, restricted stock awards for up to $3,500 market value of common stock were outstanding under the plan. These awards may be exercised over the remaining one-year vesting period in equal annual installments at the fair market value of common stock on such installment vesting date. After giving effect to the outstanding and exercised awards, and based upon the price of common stock on February 3, 2001, the Company may award 1,061 shares or options under the plan.

The weighted average fair values of options granted under the non-qualified plan during fiscal 2001, 2000 and 1999 were $1.63, $3.13, and $4.35, respectively.

The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for fiscal 2001, 2000 and 1999: risk-free interest rate of 5.98% for fiscal 2001, 5.69% for fiscal 2000, and 4.75% for fiscal 1999; expected dividend yield of 0% for all periods; expected lives of approximately seven years for fiscal 2001, seven years for fiscal 2000 and nine years for fiscal 1999; and volatility of the price of the underlying common stock of 47.5% for fiscal 2001, 41.0% for fiscal 2000, and 45.4% for fiscal 1999.

Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's fiscal 2001, 2000 and 1999 pro forma net earnings and pro forma net earnings per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in fiscal 1996 through 2001. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

		Fiscal Years
		2001	2000	1999

Net (loss) earnings	As reported	$(4,916)	(2,462)	2,841
(in thousands)	Pro Forma	$(5,187)	(2,746)	2,540

(Loss) earnings per share - basic	As reported	$(0.81)	(0.41)	0.47
	Pro Forma	$(0.85)	(0.45)	0.42

8. Retirement and Benefit Plans

The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to 15 percent of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended February 3, 2001, January 29, 2000, and January 30, 1999, the Company contributed approximately $242,000, $248,000, and $121,000, respectively, to the 401(k) plan.

The Company has reserved 280,145 shares of common stock for issuance by the Company to employees under its stock purchase plan which covers all employees who meet minimum age and service requirements. The reserved shares number has been adjusted to reflect the effects of stock dividends since inception of the Plan. The Company's management will determine from time to time the amount of any matching contribution as well as the percentage of participants' compensation that it will match as purchase contributions. The purchase price of shares covered under the Plan is fair market value as of the date of purchase in the case of newly issued shares and the actual price paid in the case of open market purchases. The Plan was implemented in January 1994. For the years ended February 3, 2001, January 29, 2000, and January 30, 1999, the Company's matching contributions were approximately $40,000, $56,000, and $60,000, and approximately 28,000 shares were newly issued shares in fiscal 1999. No new shares were issued in fiscal years 2001 or 2000. Approximately 81,000, 41,000 and 15,000 shares were purchased on the open market in fiscal 2001, 2000 and 1999, respectively. On March 16, 2001, the Company filed a Form S-8 to increase the registered shares under the Plan by 250,000 shares for a total of 530,145 registered shares (including shares purchased or to be purchased in the open market).

9. Related Party Transactions

The Company leases its Norman, Oklahoma retail and outlet stores along with certain related facilities and some of its office space, a distribution center facility and some retail space from a limited partnership whose partners include Rebecca Powell Casey, Michael T. Casey, H. Rainey Powell and Lisa Powell Hunt, all of whom are stockholders of the Company. Rebecca Powell Casey is also an executive officer and a director of the Company. The store lease terms in 2001, 2000 and 1999, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended February 3, 2001, January 29, 2000, and January 30, 1999, the total of such rent for the stores and certain related facilities was approximately $273,000, $73,000, and $108,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. The term of the office space lease is sixteen years commencing April 1, 1996, with annual rent payments of $158,000 plus insurance, utilities and property taxes until April, 2000, at which time the rent became $180,000 plus insurance, utilities and property taxes, increasing $2,500 per year until expiration of the lease. The Company relocated its office space during fiscal 1999 to a new facility owned by the same limited partnership. This former facility has been sublet by the Company under favorable terms. The new office space lease expires September, 2010 with annual rent payments of $453,204 plus insurance and property taxes until August, 2001 at which time the annual rent will be $478,382, plus insurance, utilities and property taxes until August, 2004 at which time the annual rent will be $503,560, plus insurance, utilities and property taxes until August, 2007 at which time annual rent will be $528,728, plus insurance, utilities and property taxes until expiration of the lease. The term of the distribution center lease is sixteen years commencing July 1, 1996, with annual rental payments of $338,438 plus insurance, utilities and property taxes until July, 2001, at which time the annual rent will increase annually on a fixed scale up to a maximum of $419,951 during the final year of the lease.

On July 28, 2000, the Company entered into a real estate transaction with the related-party limited partnership mentioned above. Under this sale agreement, some land and buildings owned by the Company were sold, at appraised value, to this limited partnership for a total sales price of $746,000. Total proceeds to the Company were approximately $735,000 after selling expenses and the total gain recognized by the Company was approximately $286,000. The limited partnership obtained its own financing for the purchase price. All surveys, inspections and appraisals related to this transaction were performed by independent professionals with no affiliation to the Company.

See Note 12 for information concerning the employment contracts with certain of the Company's executive officers.

10. Facility Leases

The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of February 3, 2001 were as follows (in thousands):

Fiscal year ending:
2002	$ 7,941
2003	7,897
2004	7,618
2005	7,178
2006	7,017
2007 and subsequent	28,212

Total	$65,863

Total rental expense for the years ended February 3, 2001, January 29, 2000, and January 30, 1999, was as follows (in thousands):

	Fiscal Year
	2001	2000	1999

Base rent	$8,296	7,250	5,243
Additional rents computed as percentage of sales	635	1,365	1,041

Total	$8,931	8,615	6,284

11. Business Concentrations

More than 90% of the ladies' apparel sales were attributable to the Company's product development and private label programs during fiscal 2001, 2000 and 1999. The breakdown of total sales between ladies' and men's apparel was approximately 78% and 22% for fiscal 2001 and fiscal 2000, and 79% and 21% for fiscal 1999.

12. Commitments and Contingent Liabilities

The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At February 3, 2001, the Company had outstanding approximately $515,000 in letters of credit to secure orders of merchandise from various domestic and international vendors.

During fiscal 2001, the Company entered into six forward exchange contracts with a major financial institution. The Company had no forward exchange contracts outstanding at February 3, 2001. The forward exchange contracts require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The amount of any gain or loss on these contracts in fiscal 2001 was immaterial. The contracts are of varying short-term duration and include a window delivery feature which provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

Pursuant to an employment and consulting agreement, the Chairman Emeritus was paid $75,000 in fiscal 2001 and $125,000 in fiscal 2000 plus deferred annual compensation of $25,000 in each year. Effective February 28, 2001, the employment and consulting agreement was amended to reduce annual payments to $25,000 in each year (plus deferred annual compensation of $25,000 in each year).

Pursuant to employment agreements each dated February 1, 1998 and amended May 1, 1999, the former Chairman of the Board and Chief Executive Officer was paid an annual salary of $270,000 plus an annual performance bonus, and the President was paid an annual salary of $200,000 plus an annual performance bonus. Effective February 28, 2001, the former President ceased employment with the Company and the former Chairman of the Board and Chief Eecutive Officer changed responsibilities to Executive Vice President - Trend and Design and, pursuant to further amendments to her employment agreement, is paid an annual salary of $225,000 plus an annual performance bonus.

Effective February 28, 2001, a new Chief Executive Officer was hired at an annual salary of $450,000 plus an annual performance bonus.

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

13. Business Segments

The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Company's management for review and as a basis for decision making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. While the catalog and other miscellaneous operations qualify as operating segments, they are not considered material to the consolidated financial statements for the purpose of making operating decisions and do not meet the threshold for disclosure under Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

14. Subsequent Event

On February 28, 2001, the Company executed a definitive agreement for the purchase by Inter-Him N.V., of which Ronald de Waal is a Managing Director, from the Company of 300,000 shares of a new Series 2001-A Preferred Stock for a total purchase price of $6 million. The purchase provides Inter-Him with special voting rights that empower it to elect a majority of the board of directors and maintain effective control over the Company. Proceeds from the sale of the preferred stock were used to repay debt under the Company's revolving credit facility, which may be re-borrowed by the Company in accordance with the terms of that facility. Excluding the preferred stock purchased in this transaction, Inter-Him owns 11.3% of the Company's outstanding shares and has been a more than 5% shareholder of the Company since 1994. In conjunction with this transaction, the credit agreement with the Company's lender has been amended. See Note 5 to the Consolidated Financial Statements.

In conjunction with the equity transaction above, the Company has hired a new Chief Executive Officer ("CEO"). The new CEO has extensive retail experience in the area of women's specialty apparel and will direct the daily operations of the Company through the executive management team. He has also become a member of the board of directors.

SUPPLEMENTARY DATA

Summarized unaudited quarterly financial results are as follows (in thousands, except per share data):

	First	Second	Third	Fourth

53 Weeks Ended February 3, 2001
Sales	$34,323	28,600	31,099	33,462
Gross profit on sales	10,980	7,349	9,381	5,998
Net (loss) earnings	44	(1,348)	(426)	(3,186)
Net (loss) earnings per common share:
Basic	$ 0.01	(0.22)	(0.07)	(0.53)
Diluted	$ 0.01	(0.22)	(0.07)	(0.53)

52 Weeks Ended January 29, 2000
Sales	$35,300	29,828	32,814	38,320
Gross profit on sales	12,080	10,518	10,341	8,186
Net (loss) earnings	531	94	(465)	(2,622)
Net (loss) earnings per common share:
Basic	$ 0.09	0.02	(0.08)	(0.44)
Diluted	$ 0.09	0.02	(0.08)	(0.44)

52 Weeks Ended January 30, 1999
Sales	$33,541	27,714	32,220	35,749
Gross profit on sales	11,224	9,488	11,385	13,031
Net earnings	411	273	829	1,328
Net earnings per common share:
Basic	$ 0.07	0.05	0.14	0.22
Diluted	$ 0.07	0.05	0.14	0.22

The first quarter of fiscal 1999 includes the cumulative effect of a change in accounting principle of $50,000. The net effect of this change was a decrease to earnings per share of $0.01.