Form 10-K, Exhibit 13
period 2004-01-31
HAROLDS STORES INC
filed 2004-04-30
CIK 818682

Exhibit 13.1 Selected Portions of Annual Report to Stockholders

The following consists of the portion of the Company's Annual Report to Stockholders for the fiscal year ended January 31, 2004 containing the consolidated financial statements of the Company and notes thereto and independent auditors' report set forth in pages 3-22 of the Annual Report to Stockholders. Such information is incorporated by reference in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and is filed as an exhibit thereto in accordance with General Instruction G to Form 10-K.

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

The Board of Directors of Harold's Stores, Inc. has engaged Ernst & Young LLP, independent public accountants, to conduct an audit of the 2003 consolidated financial statements. Their report is included on the following page.

/s/ Hugh W. Mullins

Hugh W. Mullins

President/Chief Executive Officer

/s/ Jodi L. Taylor

Jodi L. Taylor

Chief Financial Officer

Report of Independent Auditors

The Board of Directors and Stockholders

Harold's Stores, Inc.

We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. and subsidiaries as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended January 31, 2004. Our audits also included the financial statement schedules for the 52 weeks ended January 31, 2004 and February 1, 2003 listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harold's Stores, Inc. and subsidiaries as of January 31, 2004, and February 1, 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules for the 52 weeks ended January 31, 2004, and February 1, 2003, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Ernst and Young LLP

Ernst and Young LLP

Oklahoma City, Oklahoma

March 11, 2004

INFORMATION REGARDING PREDECESSOR INDEPENDENT PUBLIC ACCOUNTANTS' REPORT

The following report is a copy of a previously issued report by Arthur Andersen LLP ("Andersen"). The report has not been reissued by Andersen nor has Andersen consented to its inclusion in this annual report on Form 10-K. The Andersen report refers to the consolidated balance sheets as of February 2, 2002 and February 3, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended February 2, 2002, of which the periods ended February 3, 2001 and January 29, 2000 are no longer included in the accompanying financial statements.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of

Harold's Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Harold's Stores, Inc. (an Oklahoma corporation) and subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold's Stores, Inc. and subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 31, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This pronouncement required the Company to capitalize certain internal costs that were previously expensed.

Arthur Andersen LLP

Dallas, Texas

March 18, 2002

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands)

	January 31, 2004	February 1, 2003
ASSETS:

Current assets:
Cash and cash equivalents	$ 1,118	$ 1,030
Trade accounts receivable, less allowance for doubtful accounts of $200 in 2003 and 2002	7,120	6,365
Note and other receivables	109	219
Merchandise inventories	17,713	20,630
Prepaid expenses	1,130	1,960

Total current assets	27,190	30,204

Property and equipment, at cost	30,037	30,632
Less accumulated depreciation and amortization	(20,064)	(17,868)

Net property and equipment	9,973	12,764

Total assets	$ 37,163	$42,968

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands, Except Share Data)

	January 31, 2004	February 1, 2003
LIABILITIES AND STOCKHOLDERS' DEFICIT:

Current liabilities:
Accounts payable	$ 7,526	$10,573
Redeemable gift certificates	926	1,155
Accrued payroll expenses and bonuses	890	734
Accrued rent expense	102	76
Current maturities of long-term debt	16,858	17,357

Total current liabilities	26,302	29,895

Accrued rent expense, net of current	1,247	1,378
Long-term debt, net of current maturities	1,358	1,621

Commitments and contingent liabilities (Notes 8, 10 and 12)

Convertible preferred stock of $.01 par value
Amended Series 2001-A, authorized 600,000 shares, issued and outstanding 331,631 in 2003 and 328,484 in 2002	6,627	6,495

Series 2002-A, authorized 300,000 shares, issued and outstanding 208,803 in 2003 and 202,627 in 2002	4,133	3,980

Series 2003-A, authorized 100,000 shares, issued and outstanding 52,024 in 2003 and none in 2002	5,151	-

Amended 2001-A and 2002-A entitled to $20.00 per share, and 2003-A entitled to $100.00 per share, in each case plus accrued but unpaid dividends in liquidation

Stockholders' deficit:

Common stock of $.01 par value Authorized 25,000,000 shares; issued and outstanding 6,209,147 in 2003 and 6,099,503 in 2002	62	61
Additional paid-in capital	34,449	34,224
Accumulated deficit	(42,164)	(34,684)
	(7,653)	(399)
Less: Treasury stock of 205 shares in 2003 and 2002 recorded at cost	(2)	(2)

Total stockholders' deficit	(7,655)	(401)

Total liabilities and stockholders' deficit	$37,163	$42,968

The accompanying notes are an integral part of this consolidated balance sheet.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Share Data)

	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	January 31, 2004	February 1, 2003	February 2, 2002

Sales	$91,683	$89,781	$104,624

Costs and expenses:
Cost of goods sold (including occupancy and central buying expenses, exclusive of items shown separately below)	64,363	66,707	82,034

Selling, general and administrative expenses	26,930	30,053	31,639

Depreciation and amortization	4,055	3,913	4,241

Restructuring charges	1,630	1,060	-

Goodwill impairment	-	-	3,015

Interest expense	879	1,321	1,402

	97,857	103,054	122,331

Loss before income taxes	(6,174)	(13,273)	(17,707)

Provision (benefit) for income taxes	-	3,206	(3,077)

Net loss	$(6,174)	$(16,479)	$(14,630)

NET LOSS APPLICABLE TO COMMON STOCKHOLDERS:

Net loss	$(6,174)	$(16,479)	$(14,630)

Less: Preferred stock dividends and accretion of preferred stock issuance costs	1,306	863	634

Net loss applicable to common stockholders	$(7,480)	$(17,342)	$(15,264)

Net loss per common share:
Basic	$ (1.22)	$ (2.84)	$ (2.51)
Diluted	$ (1.22)	$ (2.84)	$ (2.51)

Weighted average number of common shares	6,114,202	6,096,500	6,087,143

Weighted average number of common shares assuming dilution	6,114,202	6,096,500	6,087,143

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (Dollars in Thousands)

	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	January 31, 2004	February 1, 2003	February 2, 2002
Common stock:

Balance (net of treasury shares), beginning of year	$ 59	59	59

Stock bonuses issued, no shares in 2003, 1,165 shares in 2002, no shares in 2001	-	0	-

Stock options exercised, 109,439 shares in 2003, 4,000 shares in 2002, none in 2001	1	0	-

Shares issued to members of the board of directors, none in 2003, 5,210 shares in 2002 and 5,031 shares in 2001	-	0	0

Treasury shares repurchased, none in 2003, 2002 or 2001	-	-	-

Balance (net of treasury shares), end of year	$ 60	59	59

Additional paid-in capital:

Balance, beginning of year	$ 34,224	34,200	34,187

Stock bonuses	-	4	-

Stock options exercised	225	8	-

Shares issued to members of the board of directors	-	12	13

Treasury shares repurchased	-	-	-

Balance, end of year	$ 34,449	34,224	34,200

Accumulated deficit:

Balance, beginning of year	$(34,684)	(17,342)	(2,078)

Net loss	(6,174)	(16,479)	(14,630)

Preferred stock dividends and accretion	(1,306)	(863)	(634)

Balance, end of year	$(42,164)	(34,684)	(17,342)

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in Thousands)

	52 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	January 31, 2004	February 1, 2003	February 2, 2002
Cash flows from operating activities:
Net loss	$ (6,174)	$(16,479)	$(14,630)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	4,055	4,643	7,256
Deferred income tax provision	-	3,206	997
(Gain) loss on sale of assets	(12)	107	27
Shares issued to members of the board of directors	-	12	13
Changes in assets and liabilities:
Increase in trade and other receivables	(658)	(111)	(429)
Decrease in merchandise inventories	2,917	921	10,728
Decrease (increase) in prepaid expenses	830	(41)	886
Decrease (increase) in income taxes receivable	-	4,237	(3,257)
(Decrease) increase in accounts payable	(3,047)	2,808	(163)
(Decrease) increase in accrued expenses	(177)	(21)	324
Net cash (used in) provided by operating activities	(2,266)	(718)	1,752

Cash flows from investing activities:
Acquisition of property and equipment	(1,329)	(1,863)	(1,118)
Proceeds from disposal of property and equipment	77	117	348
Payments received for note receivable	13	10	-
Net cash used in investing activities	(1,239)	(1,736)	(770)

Cash flows from financing activities:
Borrowings of long-term debt	-	-	150
Payments of long-term debt	(1,291)	(2,014)	(2,405)
Advances on revolving line of credit	102,155	107,288	134,287
Payments on revolving line of credit	(101,627)	(106,727)	(138,531)
Proceeds from the issuance of common stock	226	11	-
Proceeds from the issuance of preferred stock	4,939	3,913	5,795
Preferred stock dividends	(809)	(413)	(315)
Net cash provided by (used in) financing activities	3,593	2,058	(1,019)

Net increase (decrease) in cash and cash equivalents	88	(396)	(37)
Cash and cash equivalents at beginning of year	1,030	1,426	1,463
Cash and cash equivalents at end of year	$ 1,118	$ 1,030	$ 1,426

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Income taxes	$ 40	$ 37	$ 53

Interest	$ 778	$ 1,358	$ 1,660

Non-cash investing and financing activities:
Issuance of note receivable for sale of equipment	$ -	$ 80	$ -
Issuance of common stock to members of the board of directors	$ -	$ 12	$ 13
Preferred stock dividends accrued	$ 426	$ 367	$ 256

The accompanying notes are an integral part of these consolidated financial statements.

HAROLD'S STORES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Entity

Harold's Stores, Inc., an Oklahoma corporation (the Company), operates a 42-store chain of "updated traditional", classic styled ladies and men's specialty apparel stores. The Company offers its merchandise in stores primarily across the South and Southwest. The Company creates the majority of its product assortment through its private label program. The product development and private label programs provide an exclusive selection of upscale merchandise to the consumer.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

Reclassification

Certain comparative prior year amounts in the consolidated financial statements have been reclassified to conform to the current year presentation.

Definition of Fiscal Year

The Company has a 52-53 week year that ends on the Saturday closest to January 31. Years 2003, 2002 and 2001 ended on January 31, 2004, February 1, 2003, and February 2, 2002, respectively. The years 2003, 2002 and 2001 each comprised 52-week years.

Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This accounting treatment differs from the provisions of EITF 94-3, under which liabilities associated with exit or disposal activities were generally recognized upon the Company's commitment to, and communication of, an exit or disposal activity. This statement also states that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted this new standard effective January 1, 2003. During the thirteen weeks ended May 3, 2003 the Company decided to close seven unprofitable store locations: Tampa, Florida; Memphis (Wolfchase), Tennessee; Phoenix, Arizona; Hillsboro, Texas (outlet); San Marcos, Texas (outlet); New River, Arizona (outlet) and Dawsonville, Georgia (outlet). Five of these store locations were closed and 44 store personnel terminated during the thirteen weeks ended May 3, 2003. The two remaining store locations were closed by June 1, 2003. Twenty-three store personnel were terminated as a result of these two store closings. During 2002, the Company accelerated the amortization of the assets related to these stores (primarily leasehold improvements) so that they would be fully amortized at the expected date of closure. The approximate amount of accelerated amortization included in 2002 was $730,000. In addition to the seven stores mentioned above, a decision was made during the second quarter of 2003 to close one additional unprofitable store location in Skokie, Illinois. Four store personnel were terminated as a result of this store closing. During the first and second quarters of 2003, the Company recorded the exit costs associated with closing the stores of approximately $1.6 million, consisting primarily of lease termination costs of approximately $1.2 million. These costs are included in restructuring charges in the accompanying consolidated statement of operations. The Company does not expect any additional significant costs associated with these store closings.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Instruments that are indexed to and potentially settled in an issuer's own shares that are not within the scope of SFAS 150 remain subject to existing guidance under EITF 00-14. SFAS No. 150 generally requires liability classification for two broad classes of financial instruments: 1. instruments that represent, or are indexed to, an obligation to buy back the issuer's shares, regardless whether the instrument is settled on a net-cash or gross physical basis, or 2. obligations that can be settled in shares but meet one of the following conditions: derive their value predominately from some other underlying obligation, have a fixed value, or have a value to the counterparty that moves in the opposite direction as the issuer's shares. SFAS No. 150 must be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of this standard, beginning August 3, 2003, did not have a material impact on the Company's consolidated financial position.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46"). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. On October 8, 2003, the FASB deferred the effective date of FIN 46 for all variable interests held in all entities acquired prior to February 1, 2003 until December 31, 2003. The Company's adoption of FIN 46 did not have a material impact on the Company's financial position.

Cash and Cash Equivalents

Cash and cash equivalents include overnight investments and credit card receivables collected within three business days.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of trade accounts receivable and cash equivalents. The company extends credit to its customers in the normal course of business. The Company performs ongoing credit evaluations and generally does not require collateral. The Company maintains reserves for potential credit losses based upon its loss history and its aging analysis. Accounts receivable are comprised of a diversified customer base that results in a lack of concentration of credit risk.

Accounts Receivable and Finance Charges

Trade accounts receivable primarily represents the Company's credit card receivables from customers. These customers are primarily residents of Oklahoma and Texas. Finance charges on these revolving receivables are imposed at various annual rates in accordance with the state laws in which the Company operates, and are recognized in income when applied to the customers' statements. Minimum monthly payments are required and are generally equal to ten percent of the outstanding balance. The average liquidation rate at January 31, 2004 was approximately 2.70 months. Finance charge revenue is netted against selling, general and administrative expenses and was approximately $1,140,000, $1,152,000, and $1,074,000, in 2003, 2002, and 2001, respectively.

Allowances for doubtful accounts are established based upon historical losses and increased as necessary to cover specific items. Receivables determined to be uncollectible are written off as a charge to the allowance. Recoveries of previously written off amounts are added back to the allowance. Charge-offs related to these accounts were approximately $221,000, $275,000 and $206,000 during 2003, 2002 and 2001, respectively.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method of accounting. Manufacturing inventories of raw materials, work-in-process and in-transit items are valued at the lower of cost (first-in, first-out method) or market, and approximate $2,604,000 and $2,100,000 in 2003 and 2002, respectively.

Stock Options

The Company follows the intrinsic value method of accounting for common stock options granted to employees, in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

Had the Company elected to recognize compensation expense based on the fair value of the stock options granted as of their grant date, the Company's 2003, 2002 and 2001 pro forma net loss and pro forma net loss per share would have differed from the amounts actually reported as shown in the table below. The pro forma amounts shown reflect only options granted in 1995 through 2003. Therefore, the full impact of calculating compensation cost for stock options based on their fair value is not reflected in the pro forma net loss amounts presented because compensation cost is reflected over the options' vesting period of up to 10 years and compensation cost for options granted prior to January 29, 1995 is not considered.

	Year Ended
	January 31, 2004	February 1, 2003	February 2, 2002
	(In thousands, except per share data)

Net loss applicable to common stockholders, as reported	$(7,480)	$(17,342)	$(15,264)

Add:
Stock-based employee compensation expense included in reported net loss, net of related tax effects	-	-	-

Deduct:
Stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	460	496	737

Pro forma net loss applicable to common stockholders	$(7,940)	$(17,838)	$(16,001)

Net loss per common share:
Basic, as reported	$(1.22)	$(2.84)	$(2.51)
Basic, pro forma	$(1.30)	$(2.93)	$(2.63)

Diluted, as reported	$(1.22)	$(2.84)	$(2.51)
Diluted, pro forma	$(1.30)	$(2.93)	$(2.63)

Revenue Recognition

Sales from store locations represented approximately 100% of the Company's total sales for 2003. These sales are recognized at the time of the customer's purchase. Sales are net of returns and exclude sales tax. Catalog and website sales were eliminated in the first quarter of 2001, however, the Company began its catalog selling again in the third quarter of 2003. Catalog sales were less than 1% of total sales during 2003. Catalog sales are recognized at the time the order is shipped to the customer. Gift card sales are recognized as revenue when the gift card is redeemed, not when it is sold.

Advertising

During 2003, 2002 and 2001, the Company incurred approximately $4,190,000, $4,220,000, and $3,889,000, respectively, in advertising expenses. Advertising expenditures related to small publications mailed to the Company's database of active customers are expensed at the time of mailing to the customer.

Depreciation, Amortization and Maintenance and Repairs

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the life of the respective leases or the expected life of the improvements. The following are the estimated useful lives used to compute depreciation and amortization:

Buildings 30 years

Leasehold improvements 5-10 years

Furniture and equipment 4-7 years

Software and related costs 3 years

Maintenance and repairs are charged directly to expense as incurred, while betterments and renewals are generally capitalized in the property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed from the respective accounts and the resulting gain or loss is recognized. During 2003, 2002 and 2001, the Company recorded approximately $4,055,000, $3,913,000, and $4,241,000, respectively, of depreciation expense.

Computer Software Costs

For 2003, 2002 and 2001, software related costs of approximately $55,000, $57,000 and $94,000, respectively were capitalized. These costs are amortized over the life of the related software.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. During 2002, the Company increased its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain. As of January 31, 2004, the Company's valuation allowance was equal to 100% of its deferred tax assets. See Note 6 for additional discussion.

Net loss Per Common Share

Basic net loss per common share is computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's outstanding stock options were exercised (calculated using the treasury stock method).

The following table reconciles the net loss applicable to common shares and weighted average common shares outstanding used in the calculation of basic and diluted earnings per common share for the periods indicated:

	2003	2002	2001
	(Amounts in thousands, except per share data)

Net loss applicable to common stockholders, basic and diluted	$(7,480)	$(17,342)	$(15,264)

Weighted average number of common shares outstanding - basic	6,114	6,097	6,087
Dilutive effect of potential common shares issuable upon exercise of employee stock options	-	-	-
Weighted average number of common shares outstanding - diluted	$ 6,114	$ 6,097	$ 6,087

Net loss per share:
Basic	$(1.22)	$(2.84)	$(2.51)
Diluted	$(1.22)	$(2.84)	$(2.51)

Options to purchase 1,680,084, 2,175,755 and 1,813,149 shares of common stock were outstanding during 2003, 2002 and 2001, respectively, but were not included in the computation of earnings per share because the options' exercise price was greater than the average market price of common shares and their inclusion would result in anti-dilution. The options expire through the year 2013.

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

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

2. Fair Value of Financial Instruments

Balance Sheet: Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these financial instruments. Substantially all of the debt is at variable interest rates, therefore, fair value approximates carrying value.

Off balance sheet: There were no outstanding notional principal amounts of forward exchange contract commitments at January 31, 2004 or at February 1, 2003.

3. Note Receivable

On April 2, 2002, the Company sold its only restaurant accepting a promissory note in return in the principal amount of $80,000. Interest income is netted against selling, general and administrative expenses and was $4,000 during 2003 and zero during 2002. The balance of this note at January 31, 2004 and February 1, 2003 was approximately $57,000 and $70,000, respectively.

4. Property and Equipment

Property and equipment at January 31, 2004 and February 1, 2003 consisted of the following:

	2003	2002
	(in thousands)

Land	631	631
Buildings	3,039	3,024
Leasehold improvements	12,475	13,048
Furniture and equipment	13,892	13,929
	30,037	30,632

5. Long-term Debt

Long-term debt at January 31, 2004 and February 1, 2003 consisted of the following:

	2003	2002
	(in thousands)

Borrowings under line of credit with a maximum availability of $22,000,000, bearing interest at a weighted-average variable rate (3.72% at January 31, 2004) payable monthly, due February, 2006. This line of credit is secured by substantially all assets of the Company.	$ 16,620	$ -

Borrowings under line of credit with a maximum availability of $25,000,000, bearing interest at a weighted-average variable rate (7.25% at February 1, 2003) payable monthly, due November, 2003. This line of credit was secured by substantially all assets of the Company and was replaced in February 2003.	-	16,092

Note payable to financial institution, bearing interest at a variable rate (7.25% at February 1, 2003), due in quarterly installments of principal of $250,000, with final payment made in January, 2004. Interest was paid monthly and the note is secured by substantially all assets of the Company.	-	1,000

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (8.34%), due in monthly installments of principal and interest of approximately $11,000, with final payment due June, 2011.	740	810

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.0%), due in monthly installments of principal and interest of approximately $18,000, with final payment made March, 2003.	-	18

Note payable to financial institution, secured by certain equipment, bearing interest at a fixed rate (8.1%), due in monthly installments of principal and interest of approximately $12,000, with final payment due November, 2004.	105	235

Note payable to financial institution, secured by building and land, bearing interest at a fixed rate (4.25%) due in monthly installments of principal and interest of approximately $9,000, with final payment due December, 2005.	751	823

Total debt	18,216	18,978

Less current maturities of long-term debt	16,858	17,357

Long-term debt, net of current maturities	$ 1,358	$ 1,621

On February 5, 2003, the Company entered into a new three-year credit facility with Wells Fargo Retail Finance, LLC, ("WFRF") providing the Company with maximum available credit of $22 million excluding the bridge facility mentioned below. This agreement expires in February, 2006. The Wells Fargo credit facility replaced the Company's prior credit arrangement with Bank of America, N.A., which was paid off on February 5, 2003 in conjunction with the initial funding of the new credit facility. The new credit facility is secured by substantially all assets of the Company and its subsidiaries and is subject to a borrowing base calculation based primarily on inventory and accounts receivable. The facility has two financial covenants, a minimum excess availability covenant of $1.35 million ($1 million in July through September) and a maximum capital expenditure covenant, established at $2 million in 2003. Interest rates under the facility are at Prime plus 0.5% or LIBOR plus 2.50%, with the ability to reduce the rate if the Company achieves certain financial criteria. As of the date of this report, the Company was in compliance with all covenants under the agreement.

During the second quarter 2003, the Company negotiated an increase of $2 million in its total borrowing availability under its existing credit facility with WFRF. The Company obtained this increase in order to provide for additional working capital. The full $2 million was available for borrowing on July 15, 2003 and has been extended to the Company by Wells Fargo based upon a loan participation agreement between Wells Fargo and RonHow, LLC, an entity owned and controlled directly or indirectly by Ronald de Waal and W. Howard Lester. Mr. de Waal and Mr. Lester are both major beneficial owners of Company common stock and preferred stock, and Mr. Lester is also a director of the Company. Wells Fargo will continue to serve as the lending agent for the Company under the credit facility, and the principal covenants and conditions imposed upon the Company pursuant to the Wells Fargo credit facility agreement have not materially changed. RonHow, LLC's right to repayment of any advances under the credit facility that are attributable to its participation is generally subordinate to the repayment rights of the other credit facility lenders. However, the Company may repay these advances after January 31, 2004, provided the Company meets certain conditions, including the maintenance of an average daily excess availability under the credit facility of at least $2.5 million for the 30 days prior to and 30 days projected immediately following the repayment. This average excess availability requirement is higher than the excess availability otherwise required of the Company under the credit facility.

The Company was in compliance with its debt covenants for the year ending January 31, 2004. Although the Company's line of credit with WFRF does not expire until February 2006, the Company has classified its borrowings under its line of credit as current due to the terms of its agreement with the lender. Under the bank agreement, there is an acceleration clause which potentially allows the bank to demand immediate payment of all outstanding borrowings upon the occurrence of a material adverse change in the Company's operations or financial position. Determination of what constitutes a material adverse change is at the discretion of the bank, however, it is subject to reasonableness standards. In addition, the Company is required to maintain a lock-box agreement with the bank whereby all cash received is applied against current borrowings. As a result of these items, the Company is required to classify its borrowings as current as proscribed by EITF 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement."

See Note 14 for discussion of an amendment to the Company's line of credit subsequent to year end.

The annual maturities of the above long-term debt as of January 31, 2004 are as follows (in thousands):

Year
2004	$16,858
2005	777
2006	90
2007	98
2008	107
2009 and subsequent	286
Total	$18,216

6. Income Taxes

Income tax provision (benefit) for the years ended January 31, 2004, February 1, 2003 and February 2, 2002, consisted of the following:

	2003	2002	2001
	(in thousands)

Current provision (benefit)	-	-	(4,074)
Deferred provision (benefit)	-	3,206	997

Total	-	3,206	(3,077)

Income tax expense differs from the normal tax rate as follows:

	2003	2002	2001

Statutory tax rate	(34.0)%	(34.0)%	(34.0)%
Changes in income taxes caused by:
State income taxes	(6.0)	(6.0)	(6.0)
Non-deductible goodwill	-	-	7.6
Net operating loss valuation allowance and other	40.0	64.2	15.0
Effective tax rate	0.0%	24.2%	(17.4)%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at January 31, 2004 and February 1, 2003 are presented below:

	2003	2002
	(in thousands)
Deferred tax assets - current:
Allowance for doubtful accounts	80	80
Merchandise inventories	1,241	1,088
Accrued expenses	565	608
Deferred compensation	-	20
	1,886	1,796
Less: Valuation allowance	(1,886)	(1,796)
	-	-

Deferred tax assets - noncurrent:
Property and equipment	2,969	2,132
Net operating loss	7,931	6,406
	10,900	8,538
Less: Valuation allowance	(10,900)	(8,538)
	-	-

The Company's net operating losses of approximately $19.8 million will begin to expire in 2010. During 2002, the Company increased its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain. The Company's valuation allowance as of January 31, 2004 is equal to 100% of its deferred tax assets.

The ability of the Company to utilize net operating loss carryforwards to reduce future federal taxable income and federal income tax of the Company is subject to various limitations under the Internal Revenue Code of 1986 ("the Code"), as amended. The utilization of such carryforwards may be limited upon the occurrence of certain ownership changes, including the issuance or exercise of rights to acquire stock, the purchase or sale of stock by 5% stockholders, as defined in the Treasury regulations, and the offering of stock by the Company during any three-year period resulting in an aggregate change of more than 50% in the beneficial ownership of the Company.

In the event of an ownership change (as defined for income tax purposes), Section 382 of the Code imposes an annual limitation on the amount of a corporation's taxable income that can be offset by these carryforwards. The limitation is generally equal to the product of (i) the fair market value of the equity of the Company multiplied by (ii) a percentage approximately equivalent to the yield on long-term tax exempt bonds during the month in which an ownership change occurs.

7. Stock and Stock Options

The Company has authorized 1,000,000 shares of preferred stock, par value $.01 per share. This preferred stock may be issued in one or more series and the terms and rights of such stock will be determined by the Board of Directors. As of January 31, 2004, The Board had authorized three series of preferred stock, the Amended Series 2001-A Preferred Stock, consisting of 600,000 shares, and the 2002-A Preferred Stock consisting of 300,000 shares, and the 2003-A Preferred Stock consisting of 100,000 shares.

On February 28, 2001, the Company executed a definitive agreement to allow an investor to purchase from the Company 300,000 shares of convertible preferred stock for a total purchase price of $6 million. Under this preferred stock agreement, each of the 300,000 initially issued shares of preferred stock are convertible into 15.6863 shares of common stock of the Company. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 10% per annum, which are reduced to 8% per annum if the Company's operating income for any fiscal year ending after February 28, 2001 exceeds $4,735,000. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until February 28, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Shares of preferred stock issued in respect of dividends are convertible into common stock based upon an average market price of the common stock as of the respective dividend dates. Following the third anniversary of the original issuance date, the preferred shares are redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends. The preferred shares are not included in the stockholders' equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

On August 2, 2002, the Company executed a definitive agreement to allow a group of investors to purchase from the Company 200,000 shares of Series 2002-A convertible preferred stock for a total purchase price of $4 million. Under this preferred stock agreement, each of the 200,000 issued shares of preferred stock are convertible into common stock of the Company at a fixed rate of $2.72 per share. The preferred shares have voting rights equal to the number of common shares into which they may be converted. Until converted, the preferred stock is entitled to receive quarterly dividends that cumulate annually at a rate of 8% per annum, which is reduced to 6% per annum if certain profitability targets are met by the Company. Dividends are payable 50% in cash and 50% in additional shares of preferred stock until July 1, 2003 and thereafter in additional shares of preferred stock or cash as the holder of the preferred stock may elect. Following the third anniversary of the original issuance date, the Series 2002-A Preferred Stock is redeemable at the option of the Company at a price equal to the initial purchase price plus cumulated and accrued but unpaid dividends.The preferred shares are not included in the stockholders' equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

On February 5, 2003, the Company closed on a $5 million private equity investment by Inter-Him, N.V., of which Ronald de Waal is a Managing Director, and W. Howard Lester, a director of the Company (the "Investors"). The Investors purchased an aggregate of 50,000 shares of a new series of preferred stock, designated Series 2003-A Preferred Stock, at a purchase price of $100.00 per share. The Series 2003-A Preferred Stock is convertible into common stock at a fixed rate of $1.15 per share, and otherwise provides rights and preferences substantially similar to the Company's existing 2002-A Preferred Stock. Excluding the Series 2003-A Preferred Stock purchased in this transaction, Inter-Him, N.V. owns 44.9% of the Company's outstanding shares of common stock on an as-converted basis (assuming conversion of all of the Company's outstanding preferred stock). As a result of the sale of the 2003-A Preferred Stock, the percentage ownership of common stock on an as-converted basis by Inter-Him and Mr. de Waal will increase to 52.6% (assuming conversion of all of the Company's outstanding preferred stock). The preferred shares are not included in the stockholders' equity section of the balance sheet because the preferred shareholders have special voting rights that empower them to elect a majority of the board of directors and maintain effective control over the Company.

The Company has reserved 3,000,000 shares of its common stock for issuance to key employees under its current stock option and equity incentive plan, which was adopted in April 1993 and amended in June 1995 and again in June 2000. The plan has a term of ten years. The Compensation Committee of the Board of Directors may grant incentive or non-qualified stock options, restricted stock, stock appreciation rights and other stock-based and cash awards under the provisions of the plan. The exercise price of incentive stock options is the fair market value of the stock at the date of the grant, plus ten percent if the employee possesses more than ten percent of the total combined voting power of all classes of the Company's stock. Options granted may have a term of up to ten years, except that incentive stock options granted to stockholders who have more than ten percent of the Company's voting stock at the time of the grant may have a term of up to five years. No options were granted to stockholders who have more than 10% of the Company's voting stock during 2003, 2002 or 2001 under the incentive plan. Twenty percent of each option grant, except for grants to non-employee board members, vests immediately with the remaining options vesting at 20% per year for four years. Non-employee board members are required to wait six months from the date of grant before exercising any options from that grant, at which time the options are fully vested. Any unexercised portion of the options will automatically and without notice terminate upon the applicable anniversary of the issuance date or termination of employment. A summary of the status of the Company's stock option plan, and activity for the periods indicated, is presented as follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price

Balance of options outstanding at February 3, 2001	959,149	6.54	634,435	$7.68

Granted	1,209,000	2.33
Terminated	(206,067)	7.18

Balance of options outstanding at February 2, 2002	1,962,082	3.88	810,779	$5.69

Granted	461,000	2.25
Terminated	(245,457)	2.50
Exercised	(4,000)	2.00	1,159,482	$4.83

Balance of options outstanding at February 1, 2003	2,173,625	3.70

Granted	312,800	1.13
Terminated	(156,202)	3.42
Exercised	(109,439)	2.07

Balance of options outstanding at January 31, 2004	2,220,784	$3.43	1,282,736	$4.45

As of the year ended January 31, 2004, the range of exercise prices and weighted average remaining contractual life of outstanding options was $0.95 - $16.71, and 6.5 years, respectively. The following table summarizes information about the Company's stock options, which were outstanding, and those, which were exercisable as of January 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price

$0.95-1.20	174,400	9.0	$0.96	28,720	$0.96
$1.20-4.06	1,559,665	7.5	$2.30	767,297	$2.34
$4.06-7.66	345,780	3.1	$6.80	345,780	$6.80
$7.66-16.71	140,939	1.9	$10.81	140,939	$10.81
	2,220,784			1,282,736

The weighted average fair values of options granted under the non-qualified plan during 2003, 2002 and 2001 were $0.80, $1.63, and $2.04, respectively.

The fair value of each non-qualified and incentive option granted was estimated using the Black-Scholes Option Pricing Model with the following assumptions for 2003, 2002 and 2001: risk-free interest rate of 4.28% for 2003, 4.84% for 2002, and 4.98% for 2001; expected dividend yield of 0% for all periods; expected lives of approximately seven years for 2003, 2002 and 2001; and volatility of the price of the underlying common stock of 75.1% for 2003, 73.6% for 2002, and 68.4% for 2001.

8. Retirement and Benefit Plans

The Company has a profit sharing retirement plan with a 401(k) provision that allows participants to contribute up to $12,000 of their compensation before income taxes. Eligible participants are employees at least 21 years of age with one year of service. The Company's Board of Directors will designate annually the amount of the profit sharing contribution as well as the percentage of participants' compensation that it will match as 401(k) contributions. For the years ended January 31, 2004, February 1, 2003, and February 2, 2002, the Company contributed approximately $249,000, $243,000, and $238,000, respectively, to the 401(k) plan.

9. Related Party Transactions

The Company leases its Norman, Oklahoma retail and outlet stores and a distribution center facility from a limited partnership whose partners include Rebecca Powell Casey, an executive officer and a director of the Company, and certain of her family members. The store lease terms in 2003, 2002 and 2001, provided for annual base rental payments and percentage rent equal to four percent of sales plus insurance, utilities, and property taxes. During the years ended January 31, 2004, February 1, 2003, and February 2, 2002, the total of such rent for the stores was approximately $214,000, $230,000, and $231,000, respectively. The term of the retail space lease is twelve years commencing June 4, 1996. The term of the distribution center lease is sixteen years commencing July 1, 1996, with increasing annual rental payments on a fixed scale which has a maximum annual rental up to $419,951 during the final year of the lease. The lease also provides for payments to the partnership for insurance, utilities and property taxes. The Company leases its corporate headquarters location from a limited partnership whose partners include W. Howard Lester, a director of the Company and the above referenced partnership. The lease, which was amended in 2003, expires September, 2010 with monthly rent payments of $35,508 plus insurance and property taxes until March, 2004 at which time the monthly rent will become $25,441, plus insurance, utilities and property taxes until September, 2004 at which time the monthly rent will be $26,490, plus insurance, utilities and property taxes until November, 2005 at which time monthly rent will be $38,443, plus insurance, utilities and property taxes until September, 2007 at which time monthly rent will be $40,366 plus insurance, utilities and property taxes until the expiration of the lease. This lease contains two renewal options of five years each. These leases have been approved by all independent directors as being on terms at or below available competitive market renewal rates.

See Note 7 for information concerning the purchase of preferred stock by one of the Company's executive officers and certain members of the Company's Board of Directors.

10. Facility Leases

The Company conducts a majority of its retail operations from leased store premises under leases that will expire within the next ten years. In addition to minimum rental payments, certain leases provide for payment of taxes, maintenance, and percentage rentals based upon sales in excess of stipulated amounts.

Minimum rental commitments (excluding renewal options) for store, distribution premises, office space and equipment under noncancelable operating leases having a term of more than one year as of January 31, 2004 were as follows (in thousands):

Year:
2004	$ 7,048
2005	6,974
2006	6,952
2007	6,676
2008	5,757
2009 and subsequent	10,735
Total	$44,142

Total rental expense for the years ended January 31, 2004, February 1, 2003 and February 2, 2002, was as follows (in thousands):

	2003	2002	2001

Base rent	$8,544	$7,793	8,163
Additional rents computed As percentage of sales	217	288	427
Total	$8,761	$8,081	8,590

11. Business Concentrations

More than 95% of the ladies' apparel sales were attributable to the Company's product development and private label programs during 2003, 2002 and 2001. The breakdown of total sales between ladies' and men's apparel was approximately 78% and 22% for 2003, and 76% and 24% for 2002 and 2001.

12. Commitments and Contingent Liabilities

The Company issues letters of credit which are used principally in overseas buying, cooperative buying programs, and for other contract purchases. At January 31, 2004, the Company had no outstanding letters of credit to secure orders of merchandise from various domestic and international vendors.

The Company did not enter into any forward exchange contracts during the year ended January 31, 2004. Normally, forward exchange contracts require the Company to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts. The contracts are usually of varying short-term duration and include a window delivery feature that provides the Company with an option to enter into a swap agreement in the event that all of the currency is not utilized at the end of the contract's delivery term. A swap allows the Company to sell the unused currency, at the contract's maturity, to the counterparty at the current market rate and then buy back the same amount for the time period to which the Company wants to extend. The counterparty to the derivative transactions is a major financial institution. The credit risk is generally limited to the unrealized gains or losses in such contracts should this counterparty fail to perform as contracted. The Company considers the risk of counterparty default to be minimal.

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

  Business Segments

  The Company manages its operations on an individual store basis. Financial information is maintained for each store and provided to the Companys management for review and as a basis for decision making. The Company fully allocates all expenses down to a pre-tax level and monitors each store's performance accordingly. Given the economic characteristics of the store formats, the similar nature of the products sold, the type of customer and method of distribution, the operations of the Company are aggregated into one reportable segment. The Company has no operations that would qualify as a separate operating segment under Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosure About Segments of an Enterprise and Related Information."

  Subsequent Event (unaudited)

On February 9, 2004, the Company announced the hiring of a new President and Chief Executive Officer. Hugh W. Mullins, former Chairman and Chief Executive Officer of Neiman Marcus Stores, joined the Company and Clark J. Hinkley announced his retirement as Chief Executive Officer of the Company. An employment agreement was entered into with Mr. Mullins, whereby he will receive annual base salary of $600,000 and 300,000 shares of common stock options. He will also become a member of the Board of Directors of the Company. At the same time, an amendment was made to Mr. Hinkley's employment contract. Mr. Hinkley's base salary will remain at the annual rate of $450,000 through June 2004, at which time it will be reduced to $250,000 per annum through January 31, 2005. Mr. Hinkley will remain on the Board of Directors of the Company through June 2006.

In order to achieve additional liquidity, on April 29, 2004, the Company announced the completion of an amendment to its existing credit facility with Wells Fargo Retail Finance II, LLC ("WFRF") which increased the Company's borrowing availability under the facility. The amendment increased the Company's maximum inventory advance rate cap from 75% to 80% during non-peak times and from 80% to 85% during peak times. Peak times were amended to include the eight weeks prior to Easter and the eight weeks prior to October 1. The increase in advance rates is expected to increase the availability under the facility by as much as $3 million depending on the level of inventories. Additionally, the amendment extended the term of the credit facility by one year, with a new expiration of February 5, 2007. The amendment also increased the maximum revolver amount from $22 million to the lesser of $25 million or $22 million plus outstanding participant advances. Finally, the amendment provided for an increase of $2 million in the Company's borrowing availability under the facility based upon an increase in the existing loan participation agreement between WFRF and RonHow, LLC, an entity established July 2003 which is owned and controlled directly or indirectly by Ronald de Waal and W. Howard Lester. Mr. de Waal and Mr. Lester are both major beneficial owners of the Company common stock, and Mr. Lester is also a director of the Company. WFRF will continue to serve as the lending agent for the Company under the credit facility, and the principal covenants and conditions imposed upon the Company pursuant to the WRFR credit facility agreement have not materially changed. RonHow, LLC's right to repayment of any advances under the credit facility that are attributable to its participation is generally subordinate to the repayment rights of the other credit facility lenders. However, the Company may repay these advances provided it meets certain conditions, including the maintenance of an average daily excess availability under the credit facility of at least $2.5 million for the 30 days prior to and 30 days projected immediately following the repayment. The average excess availability requirement is higher than the excess availability otherwise required of the Company under the credit facility. If the Company does not repay the new $2 million loan participation of RonHow during the 18 months subsequent to April 29, 2004, RonHow will have an option at that time to convert any of the incremental $2 million not repaid into shares of authorized but unissued 2003-A Preferred Stock which will be convertible into shares of common stock at a price of $2.524 per share, which was the 20-day average closing price of the Company's common stock for the period ending immediately before closing of the loan amendment. Additionally, if the Company has not repaid the initial $2 million of loan participation by February 2006, the Company will pay an additional 4% fee per annum on the outstanding participation amount up to $2 million. This transaction was approved by the independent directors.

SUPPLEMENTARY DATA

Summarized unaudited quarterly financial results are as follows (in thousands, except per share data):

	First	Second	Third	Fourth

52 Weeks Ended January 31, 2004
Sales	$24,695	$19,561	$23,863	$23,564
Gross profit on sales	7,174	5,824	9,087	5,235
Net (loss) income applicable to common Stockholders (A)	(2,515)	(2,535)	629	(3,059)
Net (loss) income per common share:
Basic	($0.41)	($0.42)	$0.10	($0.49)
Diluted	($0.41)	($0.42)	$0.06	($0.49)

52 Weeks Ended February 1, 2003
Sales	$24,144	$19,520	$21,357	$24,760
Gross profit on sales	8,031	2,380	6,702	5,961
Net loss applicable to common stockholders (B), (C)	(865)	(6,410)	(2,364)	(7,703)
Net loss per common share:
Basic	($0.14)	($1.05)	($0.39)	($1.26)
Diluted	($0.14)	($1.05)	($0.39)	($1.26)

  In the first and second quarters of 2003, the Company recorded restructuring charges of approximately $1.63 million. The restructuring charges consisted primarily of lease termination costs of approximately $1.24 million. The remainder of the restructuring charges consisted primarily of legal and consulting fees related to planned store closings in the first half of 2003.

  In the fourth quarter of 2002, the Company recorded restructuring charges of approximately $1.06 million. The restructuring charges consisted of severance costs of approximately $330,000 associated with elimination of positions in the corporate office, with the remainder of restructuring charges attributable to the acceleration of amortization of assets in conjunction with planned store closings in the first half of 2003.

  In the fourth quarter of 2002, the Company recorded approximately $3.20 million of income tax expense to increase its valuation allowance to fully provide for all remaining deferred tax assets because the Company's recent history of operating losses makes the realization of these assets uncertain.